The more things change,
                          the more they stay the same.

                               Change is Constant.

                                 Change is Good.


                                     (LOGO)
                                 CAROLINA FIRST
                               1998 Annual Report




                               1998 Annual Report


                              www.carolinafirst.com

Contents

Corporate
Profile               1

Letter to
Shareholders          2

Change is Good        6

Five-Year
Financial Summary    12

Management's
Discussion
and Analysis         13

Summary of
Quarterly
Financial Data       26

Independent
Auditors' Report     27

Statement of
Financial
Responsibility       27

Consolidated
Financial
Statements           28

Notes to
Consolidated
Financial
Statements           32

Directors and
Executive
Management           50

Advisory Board
Members              51

Shareholder
Information          52

Banking Offices      Inside back
                     cover


Financial Highlights
($ in thousands, except per share data)

                                                                         Percent
                                                    1998        1997     Change
--------------------------------------------------------------------------------
FOR THE YEAR
Total revenue                                $  203,407    $  155,321     31.0%
Net income                                       22,443        14,340     56.5
Average common shares-diluted (000's)            18,871        12,176     55.0

PER COMMON SHARE
Net income-diluted                           $     1.19    $     1.18      0.9%
Cash dividends declared                            0.33          0.29     13.8
Book value                                        15.65         12.88     21.5
Common stock closing market price (Nasdaq)        25.31         21.50     17.7

AT YEAR END
Total assets                                 $2,725,934    $2,156,346     26.4%
Loans-net of unearned income                  1,859,138     1,602,415     16.0
Deposits                                      2,125,236     1,746,542     21.7
Shareholders' equity                            344,363       201,659     70.8
Market capitalization                           557,011       336,676     65.4

FINANCIAL RATIOS
Return on average assets                           0.95%         0.84%
Return on average equity                           8.34         11.62

CASH EARNINGS (EXCLUDING INTANGIBLE
  AMORTIZATION AND BALANCES)
Net income                                   $   26,095    $   15,420     69.2%
Net income per common share-diluted                1.38          1.27      8.7
Return on average tangible assets                  1.13%         0.92%
Return on average tangible equity                 12.40         15.26

ASSET QUALITY RATIOS
Nonperforming assets                               0.28%         0.23%
Net charge-offs                                    0.71          0.84

OPERATIONS DATA
Banking offices                                      73            65
Number of ATMs                                       46            39
Full-time equivalent employees                      847           709
--------------------------------------------------------------------------------


ASSET GROWTH
($ in millions)

Compound Growth Rate:
10-year 25%
5-year 25%

(A bar graph appears here. See the table below for plot points.)


  89      90     91     92     93      94     95      96      97       98
 $371    $411   $528   $616   $904  $1,204  $1,415  $1,574  $2,156  $2,726


NET INCOME

($ in millions)

Compound Growth Rate:
10-year 36%
5-year 33%


(A bar graph appears here. See the table below for plot points.)

  89      90     91     92     93      94     95      96      97       98
 $0.5    $1.5   $1.9   $2.5   $5.4    $7.7*  $9.4   $10.5   $14.3    $22.4

*Excluding 1994 restructuring charges

Change should never be a surprise. Yet many companies fear change. At best, they only react to it. But at Carolina First, we embrace change because we believe change creates opportunities -- opportunities we capitalize on for the benefit of our customers, shareholders and employees. That's how we grew to our present $2.7 billion. That's how we'll continue to grow in the days ahead. We've built a company that is flexible and nimble, a company that can embrace change and profit from it because, after all, change is good.

                                CORPORATE PROFILE

Carolina First Corporation, headquartered in Greenville, South Carolina, is a financial services company with $2.7 billion in assets, $557 million in market capitalization and 73 banking offices throughout South Carolina. Since its inception in 1986, the Company has experienced exceptional growth and consistently excellent credit quality. Carolina First is a high-growth franchise based on the "super community bank" strategy serving individuals and small-to-medium-sized businesses. Through its subsidiaries, Carolina First provides a full range of banking services designed to meet substantially all of the financial needs of its customers.

Carolina First operates Carolina First Bank, the largest South Carolina-based commercial bank, and Carolina First Mortgage Company, the second largest mortgage loan servicer in South Carolina. Other subsidiaries include a savings bank, a full service brokerage company, an automobile finance company, a credit card servicing company and a small business investment company which invests in bank technology companies.

Carolina First is also unique because of its passion for using technology to develop better ways of delivering products and services. At Carolina First, technology and community banking fit together. Carolina First's bank technology investments include two public companies. As of December 31, 1998, Carolina First owned 19% of the common stock of Net.B@nk, Inc. (one of the first on-line, real-time Internet banks) and had an 18% ownership interest in Affinity Technology Group, Inc. (a developer and marketer of loan processing and automated lending products).


                                 CHANGE IS GOOD

2    Carolina First Corporation 1998 Annual Report



To Our Shareholders

Banking is a rapidly evolving business. Customers enjoy conveniences and services that were unheard of a decade ago. Improvements in technology allow nimble banks to gather information in new ways to enhance customer service, increase efficiency, and improve profitability. Indeed, the very definition of a bank has shifted, as banks now offer a full array of financial services and compete with the broad range of companies that also provide those services.

         This change is good for Carolina First. Our culture thrives on change, which means that change is a strategic advantage for us. Just look at our past. In 12 years, we have created the largest independent bank in South Carolina, with nearly $3 billion in assets. We've completed 11 mergers, purchased 27 branches, and completed two loan securitizations. We've evolved from a holding company with one bank to a holding company with two banks, a mortgage company, a brokerage company, an automobile finance company, a credit card servicing company, and a small business investment company. And there's more to come.

         This year's annual report features a timeline of Carolina First's milestones. I think you will agree, as you retrace our history, that we can be proud of our record for embracing change -- while remaining focused on doing what we do best. This report also highlights how Carolina First uses change to serve our customers better and to build value for our shareholders.

         Change was certainly evident in 1998, one of the most eventful years in our history. We completed three bank mergers -- First National Bank of Pickens County, Poinsett Financial Corporation, and Colonial Bank of South Carolina, Inc. -- which expanded our presence in South Carolina. We opened a brokerage subsidiary, Carolina First Securities, Inc., and acquired Resource Processing Group, Inc., a credit card servicing company. We successfully raised $39 million in capital in a stock offering to overseas institutional investors. Our stock was chosen for inclusion in a major Standard & Poor's Market Index, the S&P SmallCap 600 Index, a selection that is a tribute to our outstanding record of growth. Carolina First Bank now has investment grade debt ratings from Fitch IBCA, Moody's and Standard & Poor's. We announced a 12.5% dividend increase; this is the sixth consecutive year (every year since dividends were instituted) that we


                                     (LOGO)

                                      1986

OCTOBER
Carolina First Corporation is founded, creating South Carolina's largest bank holding company.

DECEMBER
Banking operations commence at Haywood Road location in Greenville.


                                      1989

JUNE
New Trust Division formed to expand product offerings.

OCTOBER
Total Assets: $200 million
Branch opens in S.C. coastal region. (Total assets exceed $200 million with 5 branch locations.)

                              Carolina First Corporation 1998 Annual Report    3


                                          (Photo)
                                                            Mack I. Whittle, Jr.
                                           President and Chief Executive Officer


have increased dividends. The annual compound increase over that period is approximately 17%.

         During each of the last nine years, our operating earnings have increased. This year we attained record net income of $22.4 million. Our "cash basis" results, which exclude the impact of intangible assets and related amortization expense, are also impressive. For companies like Carolina First, which have active merger and acquisition strategies, the "cash basis" results provide meaningful comparative information. Our cash earnings increased 69% to $26.1 million, or $1.38 per diluted share. Our cash basis efficiency ratio improved to 53.7% which shows marked improvement over 1997's 58.3% and bodes well for the future.

Building Efficiency, Building Value
One of our goals in 1998 was to build value for our shareholders by increasing the volume of business being delivered through our branch network. Increasing the efficiency of our branch network leads directly to improving our overall profitability. We measure our success in this area by looking at average deposits per branch. We are pleased to report that our average deposits per branch have increased to $32.8 million, 15% higher than last year and 60% higher than three years ago. Our goal for the year 2000 is to exceed $40 million.

        For 1999, we also intend to focus on increasing our fee-based income. Historically, our fee income has come largely from service charges and deposit-related fees. We can increase our fee income by providing services through our mortgage banking operation, trust business, and new nonbank businesses. For example, we have formed an investment brokerage area and now have investment representatives covering each of our branch locations. We can better serve our customers, and our shareholders, by offering additional products to our existing banking customers.

Superior Growth, Superior Markets
An important part of Carolina First's strategy is to achieve superior growth in superior markets. Growth has always been an integral part of our culture. We have delivered exceptional growth: increasing assets,


                                      1990
AUGUST
Carolina First merges with First Federal Savings and Loan Association of Georgetown. (Merger adds 4 branches and $119 million in assets.)


                                      1992
SEPTEMBER
Total Assets: $500 million

Total assets reach $500 million mark, with branches in 16 locations.


                                      1993
MARCH
(Map) Counties served by Carolina First

Carolina First purchases 12 Midlands branches. (Entry into the Midlands brings total number of branches to 30.)

4     Carolina First Corporation  1998 Annual Report

loans, and deposits at compound rates in excess of 20% per year over Carolina First's lifetime.

        Our objective is to continue this exceptional growth. We recognize that growth alone is inadequate, if we do not have the best people to manage and direct that growth. In 1998, we added three new members to our leadership team -- John C. DuBose, William J. Moore, and Michael W. Sperry. Each of these new managers brings years of banking experience at larger organizations with multi-state operations. We are putting in place the leadership for Carolina First's future.

        We are also encouraged by the strength of the Southeast's economy. South Carolina is definitely a desirable place to run a banking business. With over 6% of South Carolina's deposit market share, Carolina First is well-positioned in one of the most attractive markets in the country. It's being in the right place with the right people doing the right things.

        We continue to look for new markets where our "super community bank" strategy -- which combines the personalized service of community banks with the back office efficiencies, broad array of products, and technological innovation of larger banks -- will succeed. One location that meets this definition is northern Florida, a market with many of the same characteristics as South Carolina.

Embracing Technology,
Embracing Change
Our "super community bank" strategy sets us apart from many of our competitors. But Carolina First is also unique because of its passion for using technol-ogy to develop better ways of delivering products and services. At Carolina First, technology and community banking fit together. Customers want both "high tech" solutions to speed them through routine transactions and "high touch" attention to their more complex personal financial needs. Carolina First provides both sorts of service exceptionally well. This is another way in which we embrace change and make it part of our bank.

         Carolina First is benefiting from technology in another way. When we see the right opportunity, we invest in companies that are developing new technologies for banking. We invest only in companies that make products Carolina First can use; we want to invest in what we know. By using the product, we gain

                                      1993
SEPTEMBER
Carolina First acquires First Sun Mortgage Company, creates Carolina First Mortgage Company (currently the second largest mortgage loan servicer in S.C.).

NOVEMBER
Quarterly cash dividend policy inaugurated for common shareholders.


[BAR CHART APPEARS HERE WITH FOLLOWING PLOT POINTS:]

94              $.17
95              $.21
96              $.25
97              $.29
98              $.33

                                      1994

JUNE
Total Assets:
$1 billion

Just seven years after its founding, Carolina First becomes a billion dollar bank.

                           Carolina First Corporation  1998 Annual Report      5

firsthand knowledge that the technology is working. And there is another advantage; our people learn a great deal about the development of new technologies when we make these investments. This strategy gives us the competitive advantage of cutting-edge technology, with the added possibility of significant appreciation in our investment.

         Carolina First's investments include two public companies: we own 9.9% of Net.B@nk, Inc. (one of the first on-line, real-time Internet banks) and have an 18% ownership interest in Affinity Technology Group, Inc. (a developer and marketer of loan processing and automated lending technologies). In February 1999, we sold and transferred shares of Net.B@nk, Inc. common stock, which reduced our ownership to 9.9%, in connection with Net.B@nk's secondary public offering. This sale generated a significant gain, while allowing us to remain the largest shareholder of Net.B@nk. Our wholly-owned small business investment company, CF Investment Company, has also made investments in companies specializing in electronic document management, Internet development, and credit decision systems.

         Change is sweeping through every aspect of the financial services industry. We are committed to growing and changing for the benefit of our customers, our shareholders, and our employees. Carolina First's place is at the forefront of change, where the route to the next millennium is ours to explore.


/s/ Mack I. Whittle, Jr.
Mack I. Whittle, Jr.
President and Chief Executive Officer


                                      1995

APRIL/JUNE
(Map) Counties served by Carolina First

Completed two mergers -- Aiken County National Bank and Midlands National Bank. Carolina First now operates 54 banking offices.

1996

(Pie chart)
Carolina First ownership interest as of 12/31/98       18%
Affinity Technology Group, Inc.

APRIL
Carolina First's initial bank technology investment, Affinity Technology Group, Inc., completes IPO.

6     Carolina First Corporation  1998 Annual Report

Change is Good

Change Brings Opportunity
When Carolina First was founded in 1986, the banking industry was in the midst of radical change. Local banks suddenly found themselves part of regional and super regional conglomerates, losing their identities in the process. Instead of viewing this as a threat, we saw the wave of mega-mergers as a wonderful opportunity. Why? Because of the vast number of disgruntled customers and dissatisfied bankers.

        Customers were left with no place to turn. They were too small for the "super regionals" and too large for the remaining community banks. Likewise, experienced bankers wanted to maintain local decision-making authority to give their customers quick responses. They wanted an environment that put customers first, and they weren't finding it with the larger banks.

        By embracing these two groups, we were able to create a new type of financial institution -- one that meets the personal needs of customers while drawing on a wealth of big bank experience. The formula has proven to be successful in every Carolina First market throughout the years, a formula based on recognizing change and reacting to it in a positive, customer-focused fashion.

The More Things Change,
The More They Stay the Same
Since our creation more than a decade ago, Carolina First's mission has been solidly grounded in a simple belief: always put our customers first. That's one thing that will never change. On the other hand, our customers are constantly changing. Their life styles, preferences, habits and needs are steadily evolving. To meet these changes head on -- and to continue to fulfill our mission -- we must be more versatile and adaptable than ever before. In essence, we must stay a step ahead of our customers' wants and desires.

        This year, perhaps more than any other in our history, we've met that challenge. We've strengthened our original "super community bank" strategy by offering customers innovative, technologically




At Right: The Evolving Bank diagram illustrates how bank delivery channels are changing from the least convenient/most expensive (traditional branches) to the most convenient/least expensive (online real-time banking).

                                      1996
OCTOBER
Carolina First introduces "anytime, anywhere" banking in cyberspace, through Net.B@nk, FSB (originally called Atlanta Internet Bank).

                                      1997
APRIL
Carolina First sells five branches to increase efficiency of bank network. (Average deposits per branch increase to $32.8 by the end of 1998, a 60% increase over three years.)

(A full-page diagram appears on this page with the following text. See the previous page for the caption.)


                              CUSTOMER CONVENIENCE

                                BANK COST SAVINGS

                            Online Real-Time Banking

                              Banking By Computer

                              Banking By Telephone

                           Automated Teller Machines

                               In-Store Banking

                              Traditional Branches


                               THE EVOLVING BANK

8     Carolina First Corporation  1998 Annual Report

superior, consumer-friendly services, combined with the personal touches Carolina First customers have come to expect.

        Our delivery systems offer a number of options designed for convenience and efficiency. We have strategically located ATMs and branches, including time-saving supermarket branches. Our 24-hour phone support provides account information around the clock. Our Access Personal Computer Banking lets customers pay bills, check balances, transfer funds and much more, all without leaving the house. Combined, our delivery systems have made "banker's hours" a 24-hour-a-day, 7-day-a-week proposition. Most importantly, the efficiency of our technology gives our people the chance to do what they do best: develop personal relationships with their customers and provide the level of service each customer desires.

        So while technology continues to advance at a breakneck pace, we'll make sure Carolina First customers and shareholders reap all the benefits technology provides. We'll lower the cost of doing business with us. We'll offer new, innovative services. In short, we'll continue to do whatever it takes to put customers first and build value for our shareholders.

Investing in Changing Technology
At Carolina First, we've never been content simply to allow change to occur around us. We feel that we can add value for our shareholders by leading and creating the change in our industry. That's why we develop innovative partnerships in technology that are designed to avoid large financial risks.

        We research and invest in cutting edge technology companies that specialize in the banking industry. We purchase an equity stake in their

(A bar chart appears here with the following plot points.)
Cost per Banking Transaction

Branch         $1.07
Telephone      $ .54
ATM            $ .27
Internet       $ .01

                                      1997
JULY
(Pie chart) Owned by Carolina First as of 12/31/98     19%
NetB@nk, Inc.

Net.B@nk, Inc. completes IPO. (At December 31, 1998, Carolina First owned approximately 19% of Net.B@nk's common stock.)

SEPTEMBER
Carolina First forms CF Investment Company, a Small Business Investment Company, to gain access to innovative technologies through investment in the technology developers and through the use of their products.

                           Carolina First Corporation  1998 Annual Report      9

business, put their products to use, and pass the benefits on to our customers and our shareholders.

         We've found this method of outsourcing technological "development" a much wiser investment than funding in-house research and development. Our customers benefit from the convenience it provides. Our employees experience firsthand how the enhanced technology performs. And our shareholders have the opportunity for upside appreciation from our investments.

New Leadership for the Future
Carolina First is poised to make a leap to a new level of growth. And to ensure that leap is a successful one, we've created a new level of leadership, a trio of executive vice presidents who represent a rare commodity in banking: managers with decades of Big Bank experience tempered by a dissatisfaction with Big Bank bureaucracy. Most importantly, they thrive on fast-paced, aggressive growth, the type of growth that has become a hallmark of Carolina First.

        In other words, they've been where Carolina First is headed. They know what the view is like from the next level. And they have the skills to help Carolina First get there.

Our Changing Landscape
One thing we've learned in South Carolina is that the "super community bank" strategy works. Customers love the advantages of big bank services. But what brings them back again and again are the personal touches. No other bank can provide this combination better than Carolina First . . . and now we're going to do it in more places, in locations that have attractive banking environments and potential customers who

Bank Technology Investments
(As of December 31, 1998)

Company                                      Primary Business                       Ownership %
Affinity Technology Group, Inc. (AFFI)       Automated lending technologies         18% or 6 million shares
Net.B@nk, Inc. (NTBK)                        Internet banking                       19% or 1.175 million shares
ITS                                          Electronic document management         49%
Syneractive Marketing                        Internet development                   48%
Corporate Solutions International            Credit decision systems                10%


NOVEMBER
(Map) Counties served by Carolina First

Carolina First completes its largest acquisition; adds First Southeast Financial Corporation. (Acquisition represents 13 new branches and $350 million in assets.)

DECEMBER
Total Assets:
$2 billion

Carolina First reaches the $2 billion mark in assets and a market capitalization of more than $335 million in just 11 years.


                                      1998
APRIL
Carolina First creates Carolina First Securities, Inc., a full service brokerage company.

10     Carolina First Corporation  1998 Annual Report


appreciate a true community bank. Our first destination? Northern Florida.

         The Northern Florida area has recently experienced a mega-bank merger, leaving an extraordinary number of potential customers longing for a bank that focuses on their individual needs. Also, many experienced banking managers are dissatisfied with the loss of local authority. The current banking environment in northern Florida presents Carolina First with the opportunity to enter the market, acquiring both the customer base and the management expertise. (In other words, the same scenario upon which Carolina First was founded exists right now in northern Florida.)



At Right: We are pleased to introduce our corporate management team. In evaluating where we are and where we are headed, we determined the need to prepare our organization for the next level of growth. During 1998, we strengthened our team by adding three executives -- William J. Moore, Michael W. Sperry, and John C. DuBose. The three new members of our team bring banking experience at larger organizations with multi-state operations and add the depth needed to move into new markets and develop new products.


The Challenges of Change
When Carolina First was built, its foundation was the changing banking industry. We capitalized upon the inherent opportunities like no other financial institution in South Carolina. And with change as an ally, we've created a reputation of placing customers at the forefront of our operations, a focus that ultimately benefits each of our shareholders.

       Now, we are poised for the future, ready to face the challenges of bringing our customers the most innovative banking services available. We're ready to lead the changes of our industry, not just react to them. We're prepared to seek out the positive opportunities that accompany a changing marketplace. Because if we've learned one thing in a dozen years, it's that change is good for our customers and our shareholders.


                                      1998
JULY
Standard & Poor's SmallCap 600 Market Index includes Carolina First.

SEPTEMBER/OCTOBER
Carolina First completes mergers with First National Bank of Pickens County, Poinsett Financial Corporation and Colonial Bank of South Carolina. (Since 1986:
11 mergers, adding $924 million in assets; 27 branch purchases in 6 transactions, adding $420 million in deposits; and 8 branch sales in 2 transactions, selling $99 in deposits.)

(Map) Counties served by Carolina First

                  (Photo appears here of the following people.)

                                William J. Moore
                                Consumer Banking

                                 John C. DuBose
                            Technology and Operations

                            Thomas C. "Nap" Vandiver
                                Chairman Emeritus


                             William S. Hummers III
                                     Finance


                              Mack I. Whittle, Jr.
                     President and Chief Executive Officer,
                           Carolina First Corporation


                               James W. Terry, Jr.
                                   President,
                               Carolina First Bank

                                Michael W. Sperry
                                Credit Policy and
                                 Risk Management




                                   LEADERSHIP

12   Carolina First Corporation 1998 Annual Report

Five-Year Financial Summary
($ in thousands, except share data)

                                                                                                                Five-Year
                                                            Years Ended December 31,                            Compound
                                        1998           1997           1996           1995           1994       Growth Rate
                                   -------------- -------------- -------------- -------------- -------------- ------------
INCOME STATEMENT DATA
Net interest income                  $   89,136     $   66,706     $   57,070     $   50,772     $  43,260         24.9%
 ..................................
Provision for loan losses                11,129         11,646         10,263          6,846         1,197         58.7
 ..................................
Noninterest income                       22,531         19,615         21,341         17,326         8,226         27.2
 ..................................
Noninterest expenses (1)                 64,844         52,243         51,675         46,882        51,839         18.9
 ..................................
Net income (loss) (1)                    22,443         14,340         10,474          9,414        (1,740)        32.9
---------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA (2)
Net income (loss) - basic (1)        $    1.21      $    1.19      $    0.97      $    0.89      $   (0.59)        13.8%
 ..................................
Net income (loss) - diluted (1)           1.19           1.18           0.92           0.84          (0.59)        13.4
 ..................................
Book value (December 31)                 15.65          12.88           9.26           7.61           6.61         15.2
 ..................................
Common stock closing market price
 (December 31)                           25.31          21.50          16.15          14.58          11.11         20.8
 ..................................
Cash dividends declared                   0.33           0.29           0.25           0.21           0.17           --
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (YEAR END)
Total assets                         $2,725,934     $2,156,346     $1,574,204     $1,414,922     $1,204,350        24.7%
 ..................................
Loans - net of unearned income        1,859,138      1,602,415      1,124,775      1,062,660       923,068         24.4
 ..................................
Allowance for loan losses                17,509         16,211         11,290          8,661         6,002         21.3
 ..................................
Nonperforming assets                      5,204          3,767          5,880          4,868         4,722         (0.6)
 ..................................
Total earning assets                  2,367,156      1,935,651      1,396,171      1,249,689     1,059,455         23.8
 ..................................
Deposits                              2,125,236      1,746,542      1,281,050      1,095,491     1,001,748         21.4
 ..................................
Long-term debt                           63,081         39,119         26,442         26,347         1,162        118.3
 ..................................
Shareholders' equity                    344,363        201,659        104,964         94,967        86,482         37.4
 ..................................
Market capitalization                   557,011        336,676        182,244        160,227       121,168         44.7
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AVERAGES)
Total assets                         $2,362,948     $1,701,958     $1,480,694     $1,269,757     $1,056,954        24.7%
 ..................................
Loans - net of unearned income        1,633,813      1,286,503      1,085,680        965,632       781,503         24.4
 ..................................
Total earning assets                  2,125,130      1,546,238      1,320,658      1,130,245       941,155         24.5
 ..................................
Deposits                              1,901,568      1,368,220      1,180,751      1,023,029       925,615         24.5
 ..................................
Shareholders' equity                    268,944        123,358         99,186         90,242        87,377         32.6
---------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Return on average assets                   0.95%          0.84%          0.71%          0.74%        (0.16)%
 ..................................
Return on average equity                   8.34          11.62          10.56          10.43          (1.99)
 ..................................
Net interest margin                        4.24           4.36           4.35           4.54           4.65
---------------------------------------------------------------------------------------------------------------------------
ASSET QUALITY RATIOS
Nonperforming assets as a % of
 loans and other real estate owned         0.28%          0.23%          0.52%          0.46%         0.51%
 ..................................
Allowance for loan losses times
 nonperforming loans                       8.60 x         6.62 x         3.94 x         3.67 x        2.20 x
---------------------------------------------------------------------------------------------------------------------------
OPERATIONS DATA
Banking offices                              73             65             55             55            51
 ..................................
Full-time equivalent employees              847            709            609            589           551
---------------------------------------------------------------------------------------------------------------------------

(1) Includes 1996 SAIF special assessment of $1,184 (pre-tax) and 1994 restructuring charges of $12,214 (pre-tax).
(2) Share data have been restated to reflect the stock dividends and stock split.

                           Carolina First Corporation  1998 Annual Report     13

Management's Discussion and Analysis of
Financial Condition and Results of Operations


The following discussion and analysis are presented to assist in understanding the financial condition and results of operations of Carolina First Corporation and its subsidiaries (the "Company," except where the context requires otherwise.) This discussion should be read in conjunction with the consolidated financial statements and accompanying notes presented elsewhere in this report. Management's discussion and analysis contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risks and uncertainties which may cause actual results to differ materially from those in such statements. For a discussion of certain factors that may cause such forward-looking statements to differ materially from the Company's actual results, see the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

Overview
The Company, a South Carolina corporation head-quartered in Greenville, South Carolina, is a financial institutions holding company, which commenced banking operations in December 1986, and currently conducts business through 73 locations in South Carolina. The Company operates through the following principal subsidiaries: Carolina First Bank, a state-chartered commercial bank; Carolina First Mortgage Company ("CF Mortgage"), a mortgage banking company; Carolina First Bank, F.S.B., a Federal savings bank; Blue Ridge Finance Company, Inc. ("Blue Ridge"), a consumer finance company; and Resource Processing Group, Inc. ("RPGI"), a credit card servicing company. Through its subsidiaries, the Company provides a full range of banking services, including mortgage, trust and investment services, designed to meet substantially all of the financial needs of its customers. At December 31, 1998, the Company had approximately $2.7 billion in assets, $1.9 billion in loans, $2.1 billion in deposits and $344.4 million in shareholders' equity.

       The following table summarizes acquisitions completed during the past three years. All acquisitions, except for RPGI (a credit card servicing company), were bank acquisitions which expanded the Company's presence in or gained access to South Carolina markets. The Company's acquisitions are discussed in further detail in Note 3 of the financial statements.


Acquisitions


                                                                    Total Assets         Shares      Method of          Intangible
Acquisition                                          Date            Acquired            Issued      Accounting         Recorded
------------------------------------------------------------------------------------------------------------------------------------
Lowcountry Savings Bank, Inc. ("Lowcountry")
Mt. Pleasant, South Carolina                      July 1997         $80 million          508,415      Purchase        $7.2 million
 ...................................................................................................................................
First Southeast Financial Corporation
     ("First Southeast")
Anderson, South Carolina                          November 1997     $350 million         3,497,400    Purchase        $34.6 million
 ...................................................................................................................................
Resource Processing Group, Inc. ("RPGI")
Columbia, South Carolina                          June 1998         $15 million          398,610      Purchase        $3.4 million
 ...................................................................................................................................
First National Bank of Pickens County
     ("First National")
Easley, South Carolina                            September 1998    $121 million         2,817,350    Purchase        $45.4 million
 ...................................................................................................................................
Poinsett Financial Corporation ("Poinsett")
Travelers Rest, South Carolina                    September 1998    $89 million          753,530      Purchase        $11.7 million
 ...................................................................................................................................
Colonial Bank of South Carolina, Inc.
     ("Colonial Bank")
Camden, South Carolina                            October 1998      $61 million          651,455      Purchase        $10.4 million
-----------------------------------------------------------------------------------------------------------------------------------

14   Carolina First Corporation 1998 Annual Report

        On February 13, 1998, the Company completed the sale of 2.0 million shares of its $1.00 par common stock ("Common Stock") to certain overseas investors (the "Regulation S Offering"). The shares were offered and sold only to non-U.S. persons under an exemption from registration provided by Regulation S under the Securities Act of 1933. In connection with this offering, the Company received net proceeds of approximately $38.5 million. Subsequent to the consummation of the Regulation S Offering, the Company filed a registration statement with the Securities and Exchange Commission registering the further sale of such shares by the institutional investors which purchased the shares in the Regulation S Offering. This registration statement became effective on March 11, 1998.

        In the fourth quarter of 1998, the Company repurchased 394,874 shares of common stock in connection with the acquisition of First National Bank of Pickens County.

        The Company's growth strategy is to target markets where banking relationships are in a state of flux due to bank mergers. The Company plans to expand into northern Florida. This represents an extension of the Company's existing strategy, which has proven to be successful in South Carolina, to another southeastern market with similar conditions. On January 13, 1999, the Company signed a definitive agreement to acquire Citizens First National Bank ("Citizens"), a national bank headquartered in Crescent City, Florida. Citizens will become a wholly-owned subsidiary of the Company and is expected to serve as a platform for expansion into other Florida markets. The transaction is valued at approximately $12 million, payable in the form of the Company's common stock. At December 31, 1998, Citizens operated through 4 branches and had approximately $57 million in assets and $52 million in deposits. This transaction, which is subject to regulatory and shareholder approvals, is expected to be completed during the second quarter of 1999. The proposed merger is anticipated to be accounted for using the pooling of interests method of accounting. In addition, Carolina First Bank, F.S.B. has filed an application with the Office of Thrift Supervision ("OTS") to open a de novo branch location in Jacksonville, Florida.

Equity Investments
Investment in Net.B@nk, Inc.
At December 31, 1998, the Company owned 1,175,000 shares of Net.B@nk, Inc. ("Net.B@nk") common stock, or approximately 19% of the outstanding shares. These shares are carried on the Company's books at a basis of approximately $979,000. Net.B@nk owns and operates Net.B@nk, FSB (which changed its name from Atlanta Internet Bank, FSB), an FDIC-insured Federal savings bank that provides banking services to consumers utilizing the Internet. Under the terms of the OTS's regulatory ruling on Net.B@nk in 1997, certain affiliates of Net.B@nk, including the Company, may not sell their shares in Net.B@nk until July 31, 2000. On January 8, 1999, the OTS granted the Company permission to sell or transfer 370,000 shares in order to reduce its ownership to less than 10%.

        In January 1999, the Company contributed 290,000 shares of Net.B@nk common stock to Carolina First Foundation, a non-profit corporation organized for charitable purposes. In February 1999, the Company contributed capital in the form of 30,000 shares of Net.B@nk common stock to its wholly-owned subsidiary, Carolina First Guaranty Reinsurance, Ltd., a company which will be engaged in the reinsurance of credit insurance to customers of the Company's banking subsidiaries.

        On February 10, 1999, the Company and Carolina First Guaranty Reinsurance, Ltd. sold 50,000 shares and 30,000 shares, respectively, of Net.B@nk common stock at a net price of $43.47 per share in connection with Net.B@nk's secondary public offering. After this sale, the Company owned 805,000 shares, or 9.9% of Net.B@nk's outstanding common stock, and was the largest shareholder.

Investment in Affinity Technology Group, Inc.
At December 31, 1998, the Company (through its subsidiary CF Investment Company) owned 2,528,366 shares of common stock of Affinity Technology Group, Inc. ("Affinity") and a warrant to purchase an addi-tional 3,471,340 shares for approximately $0.0001 per share ("Affinity Warrant"). These Affinity shares and the shares represented by the Affinity Warrant constitute approximately 18% of Affinity's outstanding common stock. The investment in Affinity's common stock, which is included in securities available for sale and has a basis of approximately of $160,000, was recorded at its market value of approximately $1.6 million. During 1998, the market value of Affinity's common stock declined substantially, decreasing the Company's net unrealized gain on securities available for sale by

                           Carolina First Corporation  1998 Annual Report     15

approximately $4.6 million. The Affinity Warrant was not reported on the Company's balance sheet as of December 31, 1998.

        The Company's shares in Affinity and the shares issuable upon the exercise of the Affinity Warrant are "restricted" securities, as that term is defined in federal securities laws.

Investments in Community Banks
As of December 31, 1998, the Company had equity investments in the following community banks located in the Southeast: Capital Bank in Raleigh, North Carolina; Carolina Savings Bank, Incorporated, S.S.B. in Greensboro, North Carolina; Community Capital Corporation in Greenwood, South Carolina; FirstSpartan Financial Corporation in Spartanburg, South Carolina; Florida Banks, Incorporated in Jacksonville, Florida; Heritage Bancorp, Incorporated in Laurens, South Carolina; and People's Community Capital Corporation in Aiken, South Carolina. In each case, the Company owns less than 5% of the community bank's outstanding common stock. The Company has made these investments to develop correspondent banking relationships and to promote community banking in the Southeast.

CF Investment Company
In September 1997, the Company's subsidiary, CF Investment Company, became licensed through the Small Business Administration to operate as a Small Business Investment Company. CF Investment Company is a wholly-owned subsidiary of Blue Ridge. CF Investment Company's principal focus is investing in companies that have a bank-related technology or service the Company and its subsidiaries can use. In 1997, the Company capitalized CF Investment Company with a contribution of $3 million. As of December 31, 1998, CF Investment Company had invested approximately $2 million in companies specializing in electronic document management, Internet development and credit decision systems.

Earnings Review
Net income in 1998 increased to a record $22.4 million, or $1.19 per diluted share, compared with $14.3 million, or $1.18 per diluted share, in 1997 and $10.5 million, or $0.92 per diluted share, in 1996. Net income in 1997 included a $1.4 million (after-tax) gain on the sale of branches and a $1.9 million (after-tax) gain on the sale of securities. Net income in 1996 included a one-time special Savings Association Insurance Fund ("SAIF") assessment of $0.8 million (after-tax). Net income increased 56% from 1997 to 1998 while the average number of shares outstanding increased 55% over the same time period resulting in a smaller increase in earnings per diluted share compared to net income. The increase in the number of shares outstanding resulted principally from the completion of bank mergers and a secondary stock offering in 1998. The increase in net income in 1998 resulted from increases in net interest income and noninterest income, partially offset by an increase in noninterest expenses.

Net Interest Income
The largest component of the Company's net income is Carolina First Bank's net interest income. Net interest income is the difference between the interest earned on assets and the interest paid for the liabilities


Income Statement Review Summary of Changes
($ in thousands)




                                                                           For the Years Ended December 31,
                                                              Change 1998 vs. 1997               Change 1997 vs. 1996
                                                             --------------------                --------------------
                                                    1998         $              %         1997      $         %         1996
------------------------------------------------------------------------------------------------------------------------------------

Net interest income                              $89,136         $22,430        33.6%     $ 66,706  $ 9,636   16.9%     $57,070
Provision for loan losses                         11,129            (517)       (4.4)       11,646    1,383   13.5       10,263
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
for loan losses                                   78,007          22,947        41.7        55,060    8,253   17.6       46,807
Noninterest income, excluding certain gains       21,951           7,809        55.2        14,142   (1,826) (11.4)      15,968
Gains from sales of certain items                    580          (4,893)      (89.4)        5,473      100    1.9        5,373
Noninterest expenses, excluding
amortization of intangibles                       60,376           9,674        19.1        50,702      916    1.8       49,786
Amortization of intangibles                        4,468           2,927       189.9         1,541     (348) (18.4)       1,889
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                        35,694          13,262        59.1        22,432    5,959   36.2       16,473
Income taxes                                      13,251           5,159        63.8         8,092    2,093   34.9        5,999
------------------------------------------------------------------------------------------------------------------------------------
  Net Income                                     $22,443          $8,103        56.5%      $14,340  $ 3,866   36.9%     $10,474
------------------------------------------------------------------------------------------------------------------------------------


16         Carolina First Corporation  1998 Annual Report


used to support such assets. Fully tax-equivalent net interest income adjusts the yield for assets earning tax-exempt income to a comparable yield on a taxable basis. Fully tax equivalent net interest income increased $22.6 million, or 34%, to $90.0 million in 1998 from $67.4 million in 1997 and increased $10.0 million, or 17%, from $57.4 million in 1996. The increase resulted principally from a higher level of average earning assets partially offset by a lower net interest margin. The growth in average earning assets, which increased $578.9 million, or 37%, to approximately $2.1 billion in 1998 from $1.5 billion in 1997 and $1.3 billion in 1996 resulted from an increase in both loans and investment securities primarily related to acquisitions completed in the second half of 1997. Average loans, net of unearned income, were $1.6 billion in 1998, $1.3 billion in 1997 and $1.1 billion in 1996. Average investment securities were $382.5 million, $241.7 million and $214.4 million in 1998, 1997 and 1996, respectively.

       The net interest margin of 4.24% in 1998 was lower than the margin of 4.36% in 1997 and 4.35% in 1996. The lower net interest margin in 1998 resulted from lower earning asset yields and slightly higher deposit costs. The yield on earning assets was lower in 1998 as a result of a change in the mix of loans, a higher level of investments and a 0.75% reduction in the prime interest rate during the fourth quarter. Approximately $246 million, or 89%, of the loans acquired in the First Southeast acquisition (which closed in November 1997) were mortgage loans which typically have a lower yield than commercial or consumer loans. During the first quarter of 1998, the Company made significant progress in restructuring the balance sheet by selling approximately $153 million of First Southeast mortgage loans. The proceeds were deployed into higher-yielding commercial and consumer loans. During the first half of 1998, the Company's average investments increased due to temporarily investing proceeds from the sales of First Southeast mortgage loans and growth in deposits. Average investments, including temporary investments, as a percentage of average earning assets were 23.1%, 16.8% and 17.8% in 1998, 1997 and 1996, respectively. The prime interest rate decreased from 8.50% to 8.00% in October 1998 and from 8.00% to 7.75% in November 1998. Approximately 54% of the commercial loan portfolio is variable and immediately repriced downward with the decreases in the prime interest rate. The earning asset yield was enhanced somewhat by higher credit card loan yields from repricing the credit card portfolio as well as higher loan fee income.

      The large number of certificates of deposit acquired from First
Southeast increased the cost of deposits. Approximately 73% of First Southeast's total deposits were certificates of deposit or individual retirement accounts. Certificates of deposit typically have higher rates than transaction accounts. During 1998, the Company focused on shifting the deposit mix to more closely resemble a commercial bank by increasing deposit transaction accounts. During the fourth quarter of 1998, the Company's cost of deposits decreased with the declining interest rate





Average Yields and Rates
(on a fully tax-equivalent basis)
                                                                     1998      1997      1996     1995      1994
-----------------------------------------------------------------------------------------------------------------
EARNING ASSETS:
Loans                                                                 9.30%    9.36%    9.49%     9.60%     8.76%
Securities                                                            6.29      6.22    5.99      5.83      5.04
Short-term investments                                                5.26      5.61    6.36      6.35      3.84
-----------------------------------------------------------------------------------------------------------------
  Total earning assets                                                8.55%     8.82%   8.87%     9.05%     8.11%
------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
Interest-bearing deposits                                             4.88%     4.86%   4.74%     4.62%     3.73%
Short-term borrowings                                                 5.32      5.61    5.47      6.00      3.96
Long-term debt                                                        7.84      9.67    9.47      9.50      9.25
-----------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities                                  4.99%     5.05%   4.94%     4.87%     3.75%
-----------------------------------------------------------------------------------------------------------------
Net Interest Margin                                                   4.24%     4.36%   4.35%     4.54%     4.65%
 .................................................................................................................
Prime Interest Rate                                                   8.36%     8.44%   8.27%     8.83%     7.14%
-----------------------------------------------------------------------------------------------------------------


                   Carolina First Corporation 1998 Annual Report          17


environment and the Company's rate reductions. The rate paid on CDs and IRAs should decline in 1999 as CDs mature and reprice downward due to the reduction in interest rates.

Provision for Loan Losses
The provision for loan losses was $11.1 million in 1998, $11.6 million in 1997 and $10.3 million in 1996. The slightly higher 1997 provision for loan losses reflected higher levels of net credit card charge-offs. During 1998, credit card charge-offs totaled $4.3 million compared with $5.3 million in 1997 and $4.1 million in 1996.

     Management currently anticipates that significant loan growth will continue in 1999. New market areas are expected to contribute to 1999 portfolio growth. Management intends to closely monitor economic trends and the potential effect on the banking subsidiaries' loan portfolios. In addition, management is discussing Year 2000 readiness with loan customers to assess the related loan collection risk.

Noninterest Income
Noninterest income increased $2.9 million, or 15%, to $22.5 million in 1998 from $19.6 million in 1997 and $21.3 million in 1996. During the second quarter of 1997, the Company recorded a gain on the sale of five branches of $2.3 million. The Company recognized gains on the sale of securities of $580,000, $3.0 million and $973,000 in 1998, 1997 and 1996, respectively. The securities gain in 1997 included $745,000 from the sale of ComSouth Bankshares, Inc. stock and approximately $1.5 million from the sale of Net.B@nk stock. See "EQUITY INVESTMENTS -- Investment in Net.B@nk, Inc." The securities gain in 1996 included $587,000 from the disposition of equity investments (offset by $587,000 recorded as compensation expense) related to the award of Affinity stock to certain officers. Noninterest income in 1996 also included a $4.3 million gain on the sale of credit cards. Excluding the asset sales and securities transactions discussed above, noninterest income increased $7.6 million to $22.0 million in 1998 from $14.4 million in 1997 and $16.1 million in 1996. This increase was primarily attributable to higher service charges on deposit accounts, loan securitization income and other income.

        Service charges on deposit accounts, the largest contributor to noninterest income, rose 24% to $8.6 million in 1998 from $7.0 million in 1997 and $6.5 million in 1996. Average deposits for the same period increased 39.0%. The increase in service charges was attributable to attracting new transaction accounts and improved collection results. In addition, effective June 1, 1998, Carolina First Bank implemented a new service charge on accounts with overdraft protection.

        Mortgage banking income includes origination fees, gains from the sale of loans and servicing fees (which are net of the related amortization for the mortgage servicing rights and subservicing payments). Mortgage banking income in 1998 increased 25% to $4.5 million compared with $3.6 million in 1997 and $2.9 million in 1996. The increase is attributable to higher origination fees and gains on the sale of loans partially offset by lower servicing income.

        Income from originations and sales of mortgage loans, including sales of loans originated by Carolina First Bank, totaled $4.4 million in 1998, up significantly from $3.0 million in 1997 and $1.9 million in 1996. The increase in 1998 resulted from increased origination volumes primarily from exceptionally high refinancing volumes related to lower mortgage interest rates and higher gains on mortgage loans sold. Mortgage originations totaled approximately $490 million in 1998 compared with approximately $243 million in 1997 and $168 million in 1996. These mortgage originations are net of mortgage loans acquired through acquisition. Mortgage loans totaling approximately $542 million, $235 million and $172 million were sold in 1998, 1997 and 1996, respectively. Approximately $153 million of the loans sold in 1998 were First Southeast loans. The gain on the sale of these loans was not included in the gain on sale of mortgage loans but instead reduced the goodwill associated with the First Southeast acquisition.

        CF Mortgage's mortgage servicing operations consist of servicing loans that are owned by Carolina First Bank and subservicing loans, to which the rights to service are owned by Carolina First Bank or other non-affiliated financial institutions. At December 31, 1998, CF Mortgage was servicing or subservicing 23,224 loans having an aggregate principal balance of approximately $2.0 billion.

        Servicing income from non-affiliated companies, net of the related amortization for the mortgage servicing rights and subservicing payments, was $100,000 in 1998, compared with $586,000 in 1997

18   Carolina First Corporation 1998 Annual Report


and $969,000 in 1996. Although the volume of loans serviced increased to $2.0 billion at December 31, 1998 from $1.7 billion at December 31, 1997 and $1.2 billion at December 31, 1996, the related amortization for the mortgage servicing rights increased due to accelerated prepayments leading to a decline in servicing income. The servicing income does not include the benefit of interest-free escrow balances related to mortgage loan servicing activities.

        Fees for trust services in 1998 of $1.6 million were 12% above the $1.4 million earned in 1997 and $1.3 million in 1996. At December 31, 1998 and 1997, the market value of assets administered by Carolina First Bank's trust department totaled approximately $357 million and $257 million, respectively. The trust department has generated new business in personal trust and employee benefits.

        During 1998, the Company had income of $1.6 million from its interests in the credit card and commercial real estate loan trusts, compared to a loss of $545,000 in 1997 and income of $2.9 million in 1996. Loan securitization income is net of charge-offs associated with the loans in the trusts. Effective June 1, 1998 with the acquisition of RPGI, fees that RPGI receives for servicing trust credit cards, which totaled $957,000 in 1998, were included in loan securitization income. Loan securitization income related to credit cards increased to $1.6 million in 1998 compared with a loss of $992,000 in 1997 and income of $2.1 million in 1996. Loan securitization income in 1997 was negatively impacted by greater than expected charge-offs in the credit card securitization. During 1998, credit card charge-offs declined significantly from the previous year. Beginning in February 1999, loans in the credit card trust totaling approximately $4.4 million per month will amortize and move from the off-balance-sheet credit card trust to the Company's credit card loan portfolio (included in the Company's balance sheet). The commercial real estate loan trust showed income of $6,000 during 1998 compared with $447,000 in 1997 and $749,000 in 1996. Income associated with the commercial real estate loan trust has declined, and will continue to decline, as loan balances are paid off and the amortization of expenses related to the formation of the trust continues.

        Other noninterest income was $5.5 million in 1998 compared with $2.9 million in 1997 and $2.5 million in 1996. The increase was due to higher customer service fees, insurance commissions, fees received by RPGI (beginning in June 1998), lease fee income due to higher terminations from a more aged portfolio and merchant processing fees.

        During the second quarter of 1998, the Company expanded its brokerage service offerings through Carolina First Securities, Inc. ("CF Securities"), a subsidiary of Carolina First Bank. CF Securities offers a complete line of investment products and services, including mutual funds, stocks, bonds and annuities. Income in 1998 from CF Securities was not significant.

Noninterest Expenses
Noninterest expenses increased $12.6 million, or 24%, to $64.8 million in 1998 from $52.2 million in 1997 and $51.7 million in 1996. This increase resulted principally from significant increases in intangible amortization and moderate increases in other categories of noninterest expenses related mainly to the six mergers completed in the last half of 1997 and 1998. Excluding intangible amortization, noninterest expenses on a cash basis increased $9.7 million, or 19%, to $60.4 million in 1998 from $50.7 million in 1997 and $49.8 million in 1996. In 1996, noninterest expenses included $1.2 million for the one-time special SAIF assessment and $587,000 recorded as compensation expense related to a non-recurring award of Affinity stock to certain officers of the Company. The increase in expenditures reflects operational costs associated with acquired branches, new markets and additional automated teller machines ("ATMs").

        Salaries and wages and employee benefits increased $5.0 million to $31.1 million in 1998 compared with $26.1 million in 1997 and $25.2 million in 1996. Full-time equivalent employees increased to 847 at December 31, 1998 from 709 at December 31, 1997. The staffing cost increases were primarily due to the costs of expanding in existing and new markets and back office support functions to support growth.

        Occupancy and furniture and equipment expenses increased $1.7 million, or 19%, to $10.9 million in 1998 from $9.2 million in 1997 and $8.0 million in 1996. This increase resulted principally from additional costs associated with the branches acquired through acquisitions in 1997 and 1998 and the operating costs associated with additional ATMs.

        Amortization of intangibles increased to $4.5 million in 1998 from $1.5 million in 1997 and $1.9 million in 1996. The increase is due to the acquisitions completed in both 1997 and 1998. Amortization of

                           Carolina First Corporation 1998 Annual Report      19



IMPROVING EFFICIENCY RATIO

[BAR CHART APPEARS HERE WITH FOLLOWING PLOT POINTS:]

                      94              77.0%

                      95              68.8%

                      96              65.9%

                      97              60.5%

                      98              57.7%

                     Efficiency Ratio: Noninterest expenses
                        as a % of net interest income and
                               noninterest income

intangibles was $1.7 million in the fourth quarter of 1998. This level of amortization is expected to continue in 1999. Other noninterest expenses increased $3.0 million, or 19%, to $18.4 million in 1998 from $15.4 million in both 1997 and 1996. The overall increase in other noninterest expenses was principally attributable to the overhead and operating expenses associated with higher lending and deposit activities. The largest items of other noninterest expense were telephone, servicing fees, stationery, supplies, printing and postage.

Year 2000
The Company recognizes a business risk in computerized systems when the calendar rolls over into the new century. Some computer programs, particularly older ones, use two digits rather than four digits for dates. Such programs recognize "00" as the year 1900 rather than the year 2000, causing interest calculations to be incorrect or possibly causing the program or computer system on which it runs to cease functioning alto-gether. This problem will occur in any system containing a computer chip, even a telephone system. This problem is commonly called the "Year 2000 Problem." All computer systems used by the Company in its day-to-day operations could be affected.

        Management has established a committee (the "Y2K Project Team") which has identified affected systems and is currently working to ensure that this event will not disrupt operations. A full-time staff member has been assigned to the Y2K Project Team to assist in record keeping and disseminating information. The Y2K Project Team reports regularly to the Audit Committee of the Company's Board of Directors who report to the entire Board of Directors on a quarterly basis on Year 2000 compliance. At its June 1998 meeting, the Company's Board of Directors approved a Year 2000 Project Plan and the membership of the Y2K Project Team. The Company is also working closely with outside vendors to obtain Year 2000 software corrections and warranty commitments and to arrange mock conversion testing.

         The Company's Year 2000 efforts include comprehensive testing of all hardware and software to ensure that computer systems do not negatively affect operations. Software applications testing began during the second quarter of 1998. The Company's current core banking software, mortgage software and operating systems have been vendor-certified as Year 2000 compliant and have been tested extensively in a User Group environment. The results of User Group testing have been provided for the Company to review. In addition, the Company has scheduled its own internal Year 2000 testing of these systems. The testing phase on the core operating system and software applications is expected to be completed by the end of the first quarter of 1999. All third-party providers of non-information technology systems which include elevators, alarm systems and utilities have been contacted. The Company continues to perform due diligence in seeking information from all vendors regarding their Year 2000 initiatives.

        The current estimated cost to the Company for all Year 2000 activities is $3.4 million. This revised estimate has increased due to additional costs associated with upgrading and testing of personal computers and associated software applications. Incomplete or untimely compliance would have a material adverse effect on the Company, the dollar amount of which cannot be accurately quantified because of the inherent variables and uncertainties involved.

        The Company has included contingency and business resumption plans in its Year 2000 compliance efforts. The Company has identified several potential replacements in the unlikely event that current software is not functional in the year 2000. If testing during the first quarter of 1999 indicates that the Company's core banking systems are not Year 2000 compliant and there is no reasonable assurance that they can be compliant by the end of 1999, the Company will convert its core banking system to a new version that is Year 2000 compliant at a cost of several million dollars. The trigger date for such replacement is March 31, 1999. In the event the Company encounters operational difficulty and cannot process data at the Columbia Operations Center

20    Carolina First Corporation 1998 Annual Report


on January 1, 2000, the Company has an agreement with an outside provider to use its off-site facilities to operate core banking systems for the purpose of business resumption.

        Year 2000 surveys have been sent to all commercial loan customers with relationships greater than $1 million to assist in assessing their Year 2000 compliance. In addition, an analysis is being performed on the entire loan portfolio based on Standard Industry Codes to determine if the Company has any concentrations of loans in industries which are considered high risk due to Year 2000 exposure. In the fourth quarter of 1998, the Company hosted customer seminars to educate customers in the Company's three major markets.

Balance Sheet Review
Loans
The Company's loan portfolio consists of commercial mortgage loans, commercial loans, consumer loans and one-to-four family residential mortgage loans. A substantial majority of these borrowers are located in South Carolina and are concentrated in the Company's market areas. The Company has no foreign loans or loans for highly leveraged transactions. The loan portfolio does not contain any industry concentrations of credit risk exceeding 10% of the portfolio. At December 31, 1998, the Company had total loans outstanding of $1.9 billion which equaled approximately 87% of the Company's total deposits and approximately 68% of the Company's total assets. The composition of the Company's loan portfolio at December 31, 1998 follows: commercial and commercial mortgage 55%, residential mortgage 26%, consumer 10%, credit card 4%, construction 3% and lease receivables 2%.

       The Company's loans increased $256.7 million, or 16%, to approximately $1.9 billion at December 31, 1998 from $1.6 billion at December 31, 1997. Loan sales in 1998 included $293 million in mortgage loans sold, excluding loans originated by correspondents, and $2 million in loans sold in connection with the sale of branches. All of the loan purchases in 1998 were associated with mergers and totaled $180 million. Adjusting for the 1998 loan sales and purchases, internal loan growth was approximately $371.9 million, or an annualized rate of 23.2%, during 1998.

       The Company had loans to 86 borrowers having principal amounts ranging from $2 million to $5 million, which loans accounted for $268.4 million, or 14%, of the Company's loan portfolio at December 31, 1998. The Company had loans to 25 borrowers having principal amounts in excess of $5 million, which loans accounted for $170.4 million, or 9%, of the Company's loan portfolio at December 31, 1998. At December 31, 1997, the Company had loans to 66 borrowers with principal amounts ranging from $2 million to $5 million, which accounted for $204.5 million, or 13%, of the Company's loan portfolio. The Company had loans to 13 borrowers having principal amounts in excess of $5 million, which loans accounted for $85.7 million, or 5%, of the Company's loan portfolio at December 31, 1997. Any material deterioration in the quality of any of these larger loans could have a significant impact on the Company's earnings.

     In 1998, the Company's loans averaged $1.6 billion with a yield of 9.30%, compared with $1.3 billion and a yield of 9.36% in 1997. The decline in loan yield was attributable to a decrease in the prime interest rate in 1998 partially offset by an increase in the credit card yield and in loan fee income. The interest rates charged on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds and government regulations also influence interest rates.

Allowance for Loan Losses
Management maintains an allowance for loan losses which it believes is adequate to cover inherent losses in the loan portfolio. However, management's judgment is based upon a number of assumptions about future events which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will

Year End Loans
($ in millions)

[BAR CHART APPEARS HERE WITH FOLLOWING PLOT POINTS:]

                      94                  $923
                      -------------------------
                      95                $1,063
                      -------------------------
                      96                $1,125
                      -------------------------
                      97                $1,602
                      -------------------------
                      98                $1,859
                      -------------------------




                       5-Year Compound Growth Rate: 24.4%

                              Carolina First Corporation 1998 Annual Report   21


not be required.

       The allowance for loan losses is established through charges in the form of a provision for loan losses. Loan losses and recoveries are charged or credited directly to the allowance. The amount charged to the provision for loan losses by the Company is based on management's judgment as to the amount required to maintain an allowance adequate to provide for inherent losses in the Company's loan portfolio. The level of this allowance is dependent upon the total amount of past due loans, general economic conditions and management's assessment of probable losses.

       The allowance for loan losses totaled $17.5 million, or 1.00% of loans held for investment net of unearned income at December 31, 1998, compared with $16.2 million, or 1.17% of loans held for investment net of unearned income at December 31, 1997. The allowance for loan losses as a percentage of nonperforming loans was 860% and 662% as of December 31, 1998 and 1997, respectively. As a result of decreasing credit card charge-offs and decreasing nonperforming loans, the Company's allowance for loan losses model required an allowance that was lower as a percentage of outstanding loans as of December 31, 1998 compared with December 31, 1997.

Securities
At December 31, 1998, the Company's total investment portfolio had a book value of $446.7 million and a market value of $448.9 million for an unrealized net gain of approximately $2.2 million. The investment portfolio had a weighted average maturity of approximately 5.4 years. Securities (i.e., securities held for investment, securities available for sale and trading securities) averaged $382.5 million in 1998, 58% above the 1997 average of $241.7 million. The increase in the securities balance was primarily attributable to proceeds from the sale of First Southeast mortgage loans. The average portfolio yield increased to 6.28% in 1998 from 6.22% in 1997. The portfolio yield increased as a result of changing the mix of securities. As securities matured, they were reinvested in higher yielding agencies and mortgage-backed securities. At December 31, 1998, securities totaled $448.0 million, up $149.5 million from the $298.5 million invested at the end of 1997.

     At December 31, 1998, securities available for sale included equity investments, including 2,528,366 shares of common stock of Affinity (recorded at its market value of approximately $1.6 million) and 1,175,000 shares of common stock of Net.B@nk (recorded at its basis of approximately $979,000). See "EQUITY INVESTMENTS." The Affinity Warrant, which entitles the Company to purchase an additional 3,471,340 shares of common stock at a purchase price of $0.0001 per share, was not included in securities at December 31, 1998.

Intangible Assets and Other Assets
The intangible assets balance at December 31, 1998 of $130.4 million was attributable to goodwill of $116.3 million, core deposit balance premiums of $10.6 million and credit card intangibles of $3.5 million. The intangible assets balance at December 31, 1997 of $58.2 million was attributable to goodwill of $49.0 million, core deposit balance premiums of $9.1 million and credit card intangibles of $138,000. The Company recorded approximately $7.2 million in intangible assets related to its July 1997 acquisition of Lowcountry and $31.7 million in intangible assets (net of adjustments related to mortgage loans and branch sales) related to its November 1997 acquisition of First Southeast. In the last half of 1998, the Company recorded approximately $45.4 million, $11.7 million and $10.4 million in intangible assets related to the acquisitions of First National, Poinsett Bank and Colonial Bank, respectively.

       At December 31, 1998, other assets included other real estate owned of $3.2 million and mortgage servicing rights of $25.1 million. At December 31, 1997, other assets included other real estate owned of $1.3 million and mortgage servicing rights of $19.8 million. The increase in other real estate owned is largely attributable to one-to-four family residential mortgages associated with the acquisition of Poinsett.

Interest-Bearing Liabilities
During 1998, interest-bearing liabilities averaged $1.8 billion, compared with $1.4 billion in 1997. This increase resulted principally from internal deposit growth related to account promotions and sales efforts and acquisitions. The average interest rates were 4.99% and 5.05% in 1998 and 1997, respectively. At December 31, 1998, interest-bearing deposits comprised approximately 87% of total deposits and 89% of interest-bearing liabilities. In 1998, average borrowed funds which includes repurchase

22     Carolina First Corporation 1998 Annual Report


                          Average Deposits Per Branch
                                ($ in millions)

[BAR CHART WITH FOLLOWING PLOT POINTS APPEARS HERE:]

                      94            $21.3
                      -------------------
                      95            $20.4
                      -------------------
                      96            $24.8
                      -------------------
                      97            $28.5
                      -------------------
                      98            $32.8

agreements and commercial paper, totaled $121.9 million compared with $111.8 million in 1997. This increase was attributable to an increase in repurchase agreements from an average of $91.3 million in 1997 to $117.3 in 1998. This increase was partially offset by a decrease in average commercial paper balances. In 1998, the Company stopped offering commercial paper resulting in a decline in the average balance from $20.4 million in 1997 to $4.4 million in 1998. Advances from the Federal Home Loan Bank ("FHLB") increased to $35.1 million during 1998 from $10.0 million at the end of 1997. This increase was due to additional borrowings from FHLB for the purpose of hedging fixed rate commercial loans. FHLB advances are a source of funding which the Company uses depending on the current level of deposits and management's willingness to raise deposits through market promotions.

        The Company's primary source of funds for loans and investments is its deposits which are gathered through the banking subsidiaries' branch network. Deposits grew 22% to $2.1 billion at December 31, 1998 from $1.7 billion at December 31, 1997. The Company acquired approximately $285 million in deposits from the First Southeast acquisition during the fourth quarter of 1997. Approximately $44 million in deposits were sold as part of the sale of branch offices during the second quarter of 1998. During the last half of 1998, the Company acquired approximately $220.7 million in deposits from the First National, Poinsett Bank and Colonial Bank acquisitions. Internal growth, particularly from account promotions, generated the remainder of the new deposits. During 1998, total interest-bearing deposits averaged $1.7 billion with a rate of 4.88%, compared with $1.2 billion with a rate of 4.86% in 1997. During 1998, deposit pricing remained very competitive, a pricing environment which the Company expects to continue.

        The Company has filed applications with the appropriate regulatory agencies to open a branch in the Cayman Islands. The branch is to be a "shell" branch of Carolina First Bank, and accordingly, will involve minimal start-up costs. The primary function of the branch will be to obtain deposits from the Eurocurrency interbank markets, which will be utilized in funding Carolina First Bank's domestic loan portfolio. The bank views this branch primarily as a vehicle for entrance into a funds market in which it is not currently active.

        Average noninterest-bearing deposits, which increased 19% during the year, decreased to 12.3% of average total deposits in 1998 from 14.4% in 1997. During the first half of 1997, noninterest-bearing deposits included deposits of Net.B@nk, FSB (formerly known as Atlanta Internet Bank) which were transferred to Net.B@nk on July 31, 1997 resulting in a $43 million reduction in Carolina First Bank's total deposits. The deposits acquired from First Southeast and Lowcountry in the second half of 1997 had a lower level of noninterest-bearing deposits which contributed to 1998's lower average noninterest-bearing deposit percentage. By the end of 1998, however, noninterest-bearing deposits increased to 13.5%, reflecting the Company's progress in attracting transaction accounts and improving the mix of acquired deposits.

        Time deposits of $100,000 or more represented 14% and 13% of total deposits at December 31, 1998 and 1997, respectively. The Company's large denomination time deposits are generally from customers within the local market areas of its banks and, therefore, provide a greater degree of stability than is typically associated with this source of funds. The Company does not pursue brokered deposits; however the Company acquired an immaterial amount of brokered deposits through its Colonial acquisition.

Capital Resources and Dividends
Total shareholders' equity amounted to $344.4 million, or 12.63% of total assets, at December 31, 1998, compared with $201.7 million, or 9.35% of total assets, at December 31, 1997. The $142.7 million increase in total shareholders' equity since December 31, 1997 resulted principally from the $38.5 million in new capital raised in the Regulation S Offering of the Company's Common Stock, $99.2 million in capital related to

                              Carolina First Corporation 1998 Annual Report   23


Shareholders' Equity vs.
Market Capitalization
($ in millions)

[BAR CHART WITH THE FOLLOWING PLOT POINTS APPEAR HERE:]

              Shareholders' Equity           Market Capitalization
94                     $86                         $121

95                     $95                         $160

96                     $105                        $182

97                     $202                        $337

98                     $344                        $557




Capital Ratios

                                                    As of              Well Capitalized
                                                  12/31/98                Requirement
----------------------------------------------------------------------------------------------

THE COMPANY
Total risk-based capital                           12.88%                     n/a
Tier 1 risk-based capital                          10.66                      n/a
Leverage ratio                                      8.26                      n/a

CAROLINA FIRST BANK
Total risk-based capital                           10.59%                    10.0%
Tier 1 risk-based capital                           9.84                      6.0
Leverage ratio                                      7.64                      5.0

CAROLINA FIRST BANK, F.S.B.
Total risk-based capital                           13.58%                    10.0%
Tier 1 risk-based capital                          12.33                      6.0
Leverage ratio                                      7.16                      5.0
----------------------------------------------------------------------------------------------


acquisitions and the retention of earnings less cash dividends paid and stock repurchased. In the fourth quarter of 1998, the Company repurchased 394,874 shares of common stock, which decreased shareholders' equity $9.8 million, in connection with the acquisition of First National.

        Book value per share at December 31, 1998 and 1997 was $15.65 and $12.88, respectively. Tangible book value per share at December 31, 1998 and 1997 was $9.72 and $9.16, respectively. Tangible book value was below book value as a result of the purchase premiums associated with branch acquisitions and the acquisitions of CF Mortgage, RPGI and five banks (all of which were accounted for as purchases).

        At December 31, 1998, the Company, Carolina First Bank and Carolina First Bank, F.S.B. were in compliance with each of the applicable regulatory capital requirements and exceeded the well capitalized requirements. The Capital Ratios table sets forth various capital ratios for the Company, Carolina First Bank and Carolina First Bank, F.S.B.

        The Company and its subsidiaries are subject to certain regulatory restrictions on the amount of dividends they are permitted to pay. The Company has paid a cash dividend each quarter since the initiation of cash dividends on February 1, 1994. At the December 16, 1998 meeting, the Board of Directors approved a $0.09 per share cash dividend on the common stock, which represents an effective annual increase of approximately 11%. The Company presently intends to pay a quarterly cash dividend on the Common Stock; however, future dividends will depend upon the Company's financial performance and capital requirements.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from interest rate risk inherent in its lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although the Company manages other risks, such as credit quality and liquidity risk, in the normal course of business, management considers interest rate risk to be its most significant market risk and could potentially have the largest material effect on the Company's financial condition and results of operations. Other types of market risks, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of the Company's business activities.

        Achieving consistent growth in net interest income is the primary goal of the Company's asset/ liability function. The Company attempts to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest rates. The Company seeks to accomplish this goal while maintaining adequate liquidity and capital. The Company's asset/liability mix is sufficiently balanced so that the effect of interest rates moving in either direction is not expected to be significant over time.
        The Company's Asset/Liability Committee uses a simulation model to assist in achieving consistent

24   Carolina First Corporation 1998 Annual Report


growth in net interest income while managing interest rate risk. The model takes into account interest rate changes as well as changes in the mix and volume of assets and liabilities. The model simulates the Company's balance sheet and income statement under several different rate scenarios. The model's inputs (such as interest rates and levels of loans and deposits) are updated on a monthly basis in order to obtain the most accurate forecast possible. The forecast presents information over a twelve month period. It reports a base case in which interest rates remain flat and reports variations that occur when rates increase and decrease 200 basis points. According to the model as of December 31, 1998, the Company is positioned so that net interest income will increase $7.6 million if interest rates rise in the next twelve months and will decrease $6.2 million if interest rates decline in the next twelve months. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayments, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Company could undertake in response to changes in interest rates.

        The Market Risk table at the bottom of this page shows the Company's financial instruments that are sensitive to changes in interest rates. The Company uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments, prepayment of principal and potential calls. For core deposits without contractual maturity (i.e., interest checking, savings and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff. The actual maturities and runoff could vary substantially if future prepayments, runoff and calls differ from the Company's historical experience.

        The static interest sensitivity gap position, while not a complete measure of interest sensitivity, is also reviewed periodically to provide insights related to the static repricing structure of assets and liabilities. At December 31, 1998, on a cumulative basis through twelve months, rate-sensitive liabilities exceeded rate-sensitive assets, resulting in a liability sensitive position of $416.5 million. This liability sensitive position is largely attributable to assuming that the Company's deposit transaction accounts, which totaled $753 million at December 31, 1998, will reprice within one year. This assumption may or may not hold true as the Company believes its transaction accounts are generally not price sensitive.

Liquidity
Liquidity management involves meeting the cash flow requirements of the Company both at the holding company level as well as at the subsidiary level. The holding company and non-banking subsidiaries of the Company require cash for various operating needs, including general operating expenses, payment of dividends to shareholders, interest on borrowing, extensions of credit at Blue Ridge, business combinations and capital infusions into subsidiaries. The primary



Market Risk
($ in thousands)
                                               Expected Maturity/Principal Repayments at December 31,
                                  Average                                                           After                  Fair
                                   Rate        1999       2000       2001       2002       2003     2003      Balance      Value
------------------------------------------------------------------------------------------------------------------------------------
EARNING ASSETS
Loans (net of unearned income)     9.30%     $675,356   $ 345,094  $165,278  $ 154,162   $167,906   $351,342  $1,859,138  $1,896,940
Mortgage-backed securities         5.97        24,977       2,200     1,900      1,100      8,246    111,028     149,451     149,451
Investment securities              6.42       165,388      12,028     8,987      7,263      9,964     94,949     298,579     299,424
Federal funds sold and resale
agreements                         5.58        17,622       2,531        --         --         --     39,835      59,988      59,988

INTEREST-BEARING LIABILITIES
Interest checking                  3.56%     $194,518     $92,396   $58,355    $43,767    $34,041    $63,218    $486,295    $486,295
Savings                            2.61        23,504      18,984    17,176     12,656      9,944      8,136      90,400      90,400
Money market                       4.19        61,753      42,345    31,759     15,879     14,115     10,586     176,437     176,437
Certificates of deposit            5.70       919,155     105,481    47,219      4,563      8,724        131   1,085,273   1,120,566
Short-term borrowings              5.32       154,576          --        --         --         --         --     154,576     154,576
Long-term borrowings
(including current portion)        7.84         1,247      11,290     1,416      2,867     20,945     26,563      64,328      64,181
------------------------------------------------------------------------------------------------------------------------------------


                            Carolina First Corporation 1998 Annual Report     25

source of liquidity for the Company's holding company is dividends from the banking and non-banking subsidiaries.

        The Company's banking subsidiaries, Carolina First Bank and Carolina First Bank, F.S.B., have cash flow requirements involving withdrawals of deposits, extensions of credit and payment of operating expenses. The principal sources of funds for liquidity purposes for the banking subsidiaries are customers' deposits, principal and interest payments on loans, loan sales or securitizations, securities available for sale, maturities of securities, temporary investments and earnings. Carolina First Bank's and Carolina First Bank, F.S.B.'s liquidity is also enhanced by the ability to acquire new deposits through its established branch network of 70 branches in South Carolina. The liquid-ity ratio is an indication of a company's ability to meet its short-term funding obligations. At December 31, 1998, Carolina First Bank's liquidity ratio was approx-imately 20% and Carolina First Bank, F.S.B.'s liquidity ratio was approximately 31%. The liquidity needs of the banking subsidiaries are a factor in developing their deposit pricing structure; deposit pricing may be altered to retain or grow deposits if deemed necessary. Carolina First Bank and Carolina First Bank, F.S.B. have access to borrowing from the FHLB and maintain unused short-term lines of credit from unrelated banks. At December 31, 1998, the banking subsidiaries had unused short-term lines of credit totaling approximately $53 million (which are withdrawable at the lender's option). At December 31, 1998, unused borrowing capacity from the FHLB totaled approximately $199 million with an outstanding balance of $35 million. Management believes that these sources are adequate to meet its liquidity needs.

Asset Quality
Prudent risk management involves assessing risk and managing it effectively. Certain credit risks are inherent in making loans, particularly commercial, real estate and consumer loans. The Company attempts to manage credit risks by adhering to internal credit policies and procedures. These policies and procedures include a multi-layered loan approval process, officer and customer limits, periodic documentation examination and follow-up procedures for any exceptions to credit policies. Loans are assigned a grade and those that are determined to involve more than normal credit risk are placed in a special review status. Loans that are placed in special review status are required to have a plan under which they will be either repaid or restructured in a way that reduces credit risk. Loans in this special review status are reviewed monthly by the Loan Committee of the Board of Directors.

        As demonstrated by the following analytical measures of asset quality, management believes the Company has effectively managed its credit risk. Net loan charge-offs, including credit card receivables, totaled $11.7 million and $10.9 million in 1998 and 1997, respectively, or 0.71% and 0.84%, respectively, as an annualized percentage of average loans. Excluding credit card receivables, annualized net loan charge-offs as a percentage of average loans were 0.47% and 0.45% during 1998 and 1997, respectively. In 1998, net charge-offs for credit cards totaled $4.3 million compared with $5.3 million in 1997. The majority of the increase in accruing loans past due 90 days is attributable to one-to-four family residential loans acquired through mergers.


Asset Quality
($ in thousands)


                                                            1998           1997           1996        1995          1994
------------------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans                                          $    753         $ 1,165        $  960     $ 1,275         $2,051
Restructured loans                                           1,283           1,283         1,909       1,085            675
  Total nonperforming loans                                  2,036           2,448         2,869       2,360          2,726
Other real estate                                            3,168           1,319         3,011       2,508          1,996
  Total nonperforming assets                              $  5,204         $ 3,767        $5,880     $ 4,868         $4,722
------------------------------------------------------------------------------------------------------------------------------------
Nonperforming assets as % of loans and foreclosed property    0.30%           0.24%         0.52%       0.46%          0.51%
------------------------------------------------------------------------------------------------------------------------------------
Net loan charge-offs as a % of average loans (annualized)     0.71            0.84          0.82        0.51           0.38
------------------------------------------------------------------------------------------------------------------------------------
Accruing loans past due 90 days                           $  7,023         $ 4,125        $2,371     $ 2,748         $1,285
Allowance for loan losses to nonperforming loans              8.60x           6.62x         3.94x       3.67x          2.20x
------------------------------------------------------------------------------------------------------------------------------------

26  Carolina First Corporation 1998 Annual Report

Quarterly Financial Data
($ in thousands, except share data)

                                                     Three Months Ended
                            December 31,     September 30,        June 30,         March 31,
                            ------------     -------------        --------         ---------
1998
FOR THE QUARTER
 Interest income            $     50,010     $     45,236      $     43,503      $     42,127
 ..........................
 Interest expense                 24,909           22,777            22,154            21,900
 ..........................
   Net interest income            25,101           22,459            21,349            20,227
 ..........................
 Provision for loan losses         2,443            3,103             3,447             2,136
 ..........................
 Noninterest income                6,678            6,157             5,083             4,613
 ..........................
 Noninterest expenses             18,847           16,515            14,223            15,259
 ..........................
   Net income                      6,574            5,639             5,536             4,694
 ..........................
 Shares outstanding:
   Average - basic            21,903,465       18,052,647        17,682,632        16,588,163
 ..........................
   Average - diluted          22,252,635       18,371,205        18,088,100        16,922,202
 ..........................
   At quarter end             22,005,391       21,728,599        18,142,554        17,709,935
---------------------------------------------------------------------------------------------
PER SHARE DATA
 Net income - basic         $       0.30     $       0.31      $       0.31      $       0.28
 ..........................
 Net income - diluted               0.30             0.31              0.31              0.28
 ..........................
 Cash dividend declared             0.09             0.08              0.08              0.08
 ..........................
 Common Stock Price:
   High                            26.25            27.13             30.63             26.00
 ..........................
   Low                             16.81            19.88             25.00             19.88
 ..........................
   Close                           25.31            22.13             25.38             25.38
 ..........................
 Volume Traded                 3,656,410        4,612,822         4,598,827         4,333,100
---------------------------------------------------------------------------------------------
1997
FOR THE QUARTER
 Interest income            $     38,445     $     34,919      $     31,950      $     30,392
 ..........................
 Interest expense                 20,004           17,967            16,089            14,940
 ..........................
   Net interest income            18,441           16,952            15,861            15,452
 ..........................
 Provision for loan losses         2,043            3,610             3,041             2,952
 ..........................
 Noninterest income                4,393            5,526             6,604             3,092
 ..........................
 Noninterest expenses             13,965           13,173            12,239            12,866
 ..........................
   Net income                      4,324            3,638             4,661             1,717
 ..........................
 Shares outstanding:
   Average - basic            13,426,341       11,855,443        11,371,845        11,304,437
 ..........................
   Average - diluted          13,716,837       12,059,301        11,484,690        11,478,383
 ..........................
   At quarter end             15,659,338       12,150,453        11,379,286        11,355,443
---------------------------------------------------------------------------------------------
PER SHARE DATA
 Net income - basic         $       0.32     $       0.31      $       0.41      $       0.15
 ..........................
 Net income - diluted               0.32             0.30              0.41              0.15
 ..........................
 Cash dividend declared             0.08             0.07              0.07              0.07
 ..........................
 Common Stock Price:
   High                            25.25            22.13             16.50             18.50
 ..........................
   Low                             18.50            14.63             14.75             15.25
 ..........................
   Close                           21.50            21.88             14.75             15.50
 ..........................
 Volume Traded                 4,743,947        4,354,117         1,850,055         2,104,502
---------------------------------------------------------------------------------------------

                               Carolina First Corporation 1998 Annual Report  27


Independent Auditors' Report

The Board of Directors, Carolina First Corporation

We have audited the consolidated balance sheets of Carolina First Corporation and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carolina First Corporation and subsidiaries at December 31, 1998 and 1997, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Greenville, South Carolina
January 22, 1999


Statement of Financial Responsibility

Management of Carolina First Corporation (the "Company") is committed to quality customer service, enhanced shareholder value, financial stability and integrity in all dealings. Management has prepared the accompanying consolidated financial statements in conformity with generally accepted accounting principles. The statements include amounts that are based on management's best estimates and judgements. Other financial information contained in this report is presented on a basis consistent with the financial statements.
        To ensure the integrity, objectivity and fairness of data in these statements, management of the Company has established and maintains an internal control structure that is supplemented by a program of internal audits. The internal control structure is designed to provide reasonable assurance that assets are safeguarded and transactions are executed, recorded and reported in accordance with management's intentions and authorizations. The financial statements have been audited by KPMG Peat Marwick LLP, independent auditors, in accordance with gener-ally accepted auditing standards. KPMG Peat Marwick LLP reviews the results of its audit with both management and the Audit Committee of the Board of Directors of the Company. The Audit Committee, composed entirely of outside directors, meets periodically with management, internal auditors and KPMG Peat Marwick LLP (separately and jointly) to determine that each is fulfilling its responsibilities and to consider recommendations for enhancing internal controls. The financial statements have not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.


/s/ Mack I. Whittle, Jr.                /s/ William S. Hummers III
Mack I. Whittle, Jr.                    William S. Hummers III
President and                           Executive Vice President
Chief Executive Officer

28  Carolina First Corporation 1998 Annual Report

Consolidated Balance Sheets
($ in thousands, except share data)

                                                                                       December 31,
                                                                                   1998            1997
                                                                                   ----            ----
ASSETS
Cash and due from banks                                                        $  102,516       $   73,326
 .............................................................................
Interest-bearing bank balances                                                     54,988           34,703
 .............................................................................
Federal funds sold and resale agreements                                            5,000               --
 .............................................................................
Securities
 Trading                                                                            3,543            2,349
 .............................................................................
 Available for sale                                                               395,140          262,329
 .............................................................................
 Held for investment (market value $50,192 in 1998 and $34,494 in 1997)            49,347           33,855
----------------------------------------------------------------------------------------------------------
   Total securities                                                               448,030          298,533
----------------------------------------------------------------------------------------------------------
Loans
 Loans held for sale                                                              112,918          235,151
 .............................................................................
 Loans held for investment                                                      1,753,778        1,379,039
 .............................................................................
   Less unearned income                                                             7,558           11,775
 .............................................................................
   Less allowance for loan losses                                                  17,509           16,211
----------------------------------------------------------------------------------------------------------
    Net loans                                                                   1,841,629        1,586,204
----------------------------------------------------------------------------------------------------------
Premises and equipment, net                                                        46,953           39,682
 .............................................................................
Accrued interest receivable                                                        19,702           15,484
 .............................................................................
Intangible assets                                                                 130,402           58,228
 .............................................................................
 Other assets                                                                      76,714           50,186
-----------------------------------------------------------------------------------------------------------
                                                                               $2,725,934       $2,156,346
----------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
 Deposits
   Noninterest-bearing                                                         $  286,831       $  206,938
 .............................................................................
   Interest-bearing                                                             1,838,405        1,539,604
----------------------------------------------------------------------------------------------------------
   Total deposits                                                               2,125,236        1,746,542
 .............................................................................
 Federal funds purchased and repurchase agreements                                154,065          112,161
 .............................................................................
 Other short-term borrowings                                                        1,758           27,578
 .............................................................................
 Long-term debt                                                                    63,081           39,119
 .............................................................................
 Accrued interest payable                                                          16,373           13,518
 .............................................................................
 Other liabilities                                                                 21,058           15,769
----------------------------------------------------------------------------------------------------------
   Total liabilities                                                            2,381,571        1,954,687
----------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities
Shareholders' Equity
 Preferred stock - no par value; authorized 10,000,000 shares; issued and
   outstanding none                                                                    --               --
 .............................................................................
 Common stock - par value $1 per share; authorized 100,000,000 shares; issued
   and outstanding 22,005,391 shares in 1998 and 15,659,338 shares in 1997         22,005           15,659
 .............................................................................
 Surplus                                                                          288,577          164,517
 .............................................................................
 Retained earnings                                                                 35,914           20,059
 .............................................................................
 Guarantee of employee stock ownership plan debt and nonvested restricted
   stock                                                                           (2,963)          (3,129)
 .............................................................................
 Accumulated other comprehensive income, net of tax                                   830            4,553
----------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                     344,363          201,659
----------------------------------------------------------------------------------------------------------
                                                                               $2,725,934       $2,156,346
----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements which are an integral part of these statements.

                               Carolina First Corporation 1998 Annual Report  29

Consolidated Statements of Income
($ in thousands, except share data)

                                                                  Years Ended December 31,
                                                            1998            1997             1996
                                                            ----            ----             ----
INTEREST INCOME
Interest and fees on loans                              $   151,989     $   120,385     $  103,163
 ......................................................
Interest and dividends on securities
 Taxable                                                     21,497          12,824         10,953
 ......................................................
 Exempt from Federal income taxes                             1,662           1,446          1,228
---------------------------------------------------------------------------------------------------
   Total interest on securities                              23,159          14,270         12,181
 ......................................................
 Interest on short-term investments                           5,728           1,051          1,528
---------------------------------------------------------------------------------------------------
   Total interest income                                    180,876         135,706        116,872
---------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                         81,434          56,920         48,649
 ......................................................
Interest on short-term borrowings                             6,488           9,488          8,657
 ......................................................
Interest on long-term debt                                    3,818           2,592          2,496
---------------------------------------------------------------------------------------------------
   Total interest expense                                    91,740          69,000         59,802
---------------------------------------------------------------------------------------------------
   Net interest income                                       89,136          66,706         57,070
 ......................................................
PROVISION FOR LOAN LOSSES                                    11,129          11,646         10,263
---------------------------------------------------------------------------------------------------
   Net interest income after provision for loan losses       78,007          55,060         46,807
---------------------------------------------------------------------------------------------------
NONINTEREST INCOME
Service charges on deposit accounts                           8,673           6,997          6,490
 ......................................................
Mortgage banking income                                       4,535           3,633          2,893
 ......................................................
Loan securitization income                                    1,635            (545)         2,865
 ......................................................
Fees for trust services                                       1,570           1,407          1,286
 ......................................................
Gain on sale of securities                                      580           3,011            973
 ......................................................
Gain on sale of branches                                         --           2,250             --
 ......................................................
Gain on sale of credit cards                                     --              --          4,293
 ......................................................
Other                                                         5,538           2,862          2,541
---------------------------------------------------------------------------------------------------
   Total noninterest income                                  22,531          19,615         21,341
---------------------------------------------------------------------------------------------------
NONINTEREST EXPENSES
Salaries and wages                                           25,435          21,154         20,573
 ......................................................
Employee benefits                                             5,683           4,967          4,649
 ......................................................
Occupancy                                                     6,130           5,221          4,336
 ......................................................
Furniture and equipment                                       4,739           3,951          3,621
 ......................................................
Amortization of intangibles                                   4,468           1,541          1,889
 ......................................................
Savings Association Insurance Fund special assessment            --              --          1,184
 ......................................................
Other                                                        18,389          15,409         15,423
---------------------------------------------------------------------------------------------------
   Total noninterest expenses                                64,844          52,243         51,675
---------------------------------------------------------------------------------------------------
   Income before income taxes                                35,694          22,432         16,473
 ......................................................
Income taxes                                                 13,251           8,092          5,999
---------------------------------------------------------------------------------------------------
   Net income                                                22,443          14,340         10,474
 ......................................................
Dividends on preferred stock                                     --              --             63
---------------------------------------------------------------------------------------------------
   Net income applicable to common shareholders         $    22,443     $    14,340     $   10,411
---------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE:*
   Basic                                                $      1.21     $      1.19     $     0.97
 ......................................................
   Diluted                                                     1.19            1.18           0.92
 ......................................................
AVERAGE COMMON SHARES OUTSTANDING:*
   Basic                                                 18,556,727      11,989,517     10,705,107
 ......................................................
   Diluted                                               18,871,153      12,175,561     11,368,035
---------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements which are an integral part of these statements.
* Share data have been restated to reflect the six-for-five split declared 12/18/96.

30  Carolina First Corporation 1998 Annual Report

Consolidated Statements of Changes
in Shareholders' Equity and
Comprehensive Income
($ in thousands)

                                                          Shares of
                                                            Common      Preferred    Common
                                                            Stock         Stock       Stock
                                                        ------------- ------------ ----------
BALANCE, DECEMBER 31, 1995                                6,517,366    $   32,909   $ 6,517
 .......................................................
Net income                                                       --            --        --
 .......................................................
Other comprehensive income, net of tax of $253                   --            --        --
 .......................................................
Comprehensive income                                             --            --        --
 .......................................................
Cash dividends declared:
 Preferred stock                                                 --            --        --
 .......................................................
 Common stock ($0.25 per common share)                           --            --        --
 .......................................................
Common stock issued pursuant to:
 Stock split                                              1,870,130            --     1,870
 .......................................................
 Dividend reinvestment plan                                  55,304            --        56
 .......................................................
 Employee stock purchase plan                                10,524            --        11
 .......................................................
 Long-term incentive compensation plan                       27,938            --        28
 .......................................................
 Exercise of stock options and stock warrants                96,975            --        97
 .......................................................
 Conversion and redemption of preferred stock             2,647,331       (31,966)    2,647
 .......................................................
Miscellaneous                                                    --            --        --
-------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                               11,225,568           943    11,226
 .......................................................
Net income                                                       --            --        --
 .......................................................
Other comprehensive income, net of tax of $2,193                 --            --        --
 .......................................................
Comprehensive income                                             --            --        --
 .......................................................
Cash dividends declared ($0.29 per common share)                 --            --        --
 .......................................................
Common stock issued pursuant to:
 Purchase accounting acquisitions                         4,005,815            --     4,006
 .......................................................
 Dividend reinvestment plan                                  52,495            --        53
 .......................................................
 Employee stock purchase plan                                 9,226            --         9
 .......................................................
 Employee stock ownership plan                              176,471            --       176
 .......................................................
 Exercise of stock options and stock warrants                81,422            --        81
 .......................................................
 Conversion and redemption of preferred stock               108,341          (943)      108
 .......................................................
Miscellaneous                                                    --            --        --
-------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                               15,659,338            --    15,659
 .......................................................
Net income                                                       --            --        --
 .......................................................
Other comprehensive income (loss), net of tax of $2,023          --            --        --
 .......................................................
Comprehensive income                                             --            --        --
 .......................................................
Cash dividends declared ($0.33 per common share)                 --            --        --
 .......................................................
Common stock issued pursuant to:
 Stock offering                                           2,000,000            --     2,000
 .......................................................
 Purchase accounting acquisitions                         4,569,706            --     4,570
 .......................................................
 Repurchase of stock                                       (394,874)           --      (394)
 .......................................................
 Dividend reinvestment plan                                  56,455            --        56
 .......................................................
 Employee stock purchase plan                                 9,376            --         9
 .......................................................
 Restricted stock plan                                       30,457            --        30
 .......................................................
 Exercise of stock options and stock warrants                74,933            --        75
 .......................................................
Miscellaneous                                                    --            --        --
-------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                               22,005,391    $       --   $22,005
-------------------------------------------------------------------------------------------

                                                                     Retained    Accumulated
                                                                     Earnings       Other
                                                                        and     Comprehensive
                                                          Surplus     Other*       Income         Total
                                                        ----------- ---------- -------------- ------------
BALANCE, DECEMBER 31, 1995                               $ 54,432    $    957    $     152     $  94,967
 .......................................................
Net income                                                     --      10,474           --        10,474
 .......................................................
Other comprehensive income, net of tax of $253                 --          --          331           331
 .......................................................
Comprehensive income                                           --          --           --        10,805
 .......................................................
Cash dividends declared:
 Preferred stock                                               --         (63)          --           (63)
 .......................................................
 Common stock ($0.25 per common share)                         --      (2,626)          --        (2,626)
 .......................................................
Common stock issued pursuant to:
 Stock split                                               (1,870)        (17)          --           (17)
 .......................................................
 Dividend reinvestment plan                                   628          --           --           684
 .......................................................
 Employee stock purchase plan                                 167          --           --           178
 .......................................................
 Long-term incentive compensation plan                        461        (489)          --            --
 .......................................................
 Exercise of stock options and stock warrants                 521          --           --           618
 .......................................................
 Conversion and redemption of preferred stock              29,259          --           --           (60)
 .......................................................
Miscellaneous                                                  --         478           --           478
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                 83,598       8,714          483       104,964
 .......................................................
Net income                                                     --      14,340           --        14,340
 .......................................................
Other comprehensive income, net of tax of $2,193               --          --        4,070         4,070
 .......................................................
Comprehensive income                                           --          --           --        18,410
 .......................................................
Cash dividends declared ($0.29 per common share)               --      (3,826)          --        (3,826)
 .......................................................
Common stock issued pursuant to:
 Purchase accounting acquisitions                          75,762          --           --        79,768
 .......................................................
 Dividend reinvestment plan                                   818          --           --           871
 .......................................................
 Employee stock purchase plan                                 150          --           --           159
 .......................................................
 Employee stock ownership plan                              2,824      (2,750)          --           250
 .......................................................
 Exercise of stock options and stock warrants                 530          --           --           611
 .......................................................
 Conversion and redemption of preferred stock                 835          --           --            --
 .......................................................
Miscellaneous                                                  --         452           --           452
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                164,517      16,930        4,553       201,659
 .......................................................
Net income                                                     --      22,443           --        22,443
 .......................................................
Other comprehensive income (loss), net of tax of $2,023        --          --       (3,723)       (3,723)
 .......................................................
Comprehensive income                                           --          --           --        18,720
 .......................................................
Cash dividends declared ($0.33 per common share)               --      (6,588)          --        (6,588)
 .......................................................
Common stock issued pursuant to:
 Stock offering                                            36,375          --           --        38,375
 .......................................................
 Purchase accounting acquisitions                          94,665          --           --        99,235
 .......................................................
 Repurchase of stock                                       (9,430)         --           --        (9,824)
 .......................................................
 Dividend reinvestment plan                                 1,253          --           --         1,309
 .......................................................
 Employee stock purchase plan                                 204          --           --           213
 .......................................................
 Restricted stock plan                                        592        (622)          --            --
 .......................................................
 Exercise of stock options and stock warrants                 330          --           --           405
 .......................................................
Miscellaneous                                                  71         788           --           859
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                               $288,577    $ 32,951    $     830     $ 344,363
--------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements which are an integral part of these statements.
* Other includes guarantee of employee stock ownership plan debt and nonvested restricted stock.

                               Carolina First Corporation 1998 Annual Report  31

Consolidated Statements of Cash Flows
($ in thousands)

                                                                                 Years Ended December 31,
                                                                            1998            1997            1996
                                                                       -------------  --------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                              $   22,443      $   14,340      $   10,474
 ......................................................................
Adjustments to reconcile net income to net cash provided by operations
 Depreciation                                                                4,071           3,181           3,257
 ......................................................................
 Amortization of intangibles                                                 4,468           1,541           1,889
 ......................................................................
 Provision for loan losses                                                  11,129          11,646          10,263
 ......................................................................
 Deferred income taxes                                                        (952)         (1,677)            472
 ......................................................................
 Gain on sale of branches                                                       --          (2,250)             --
 ......................................................................
 Gain on sale of credit cards                                                   --              --          (4,293)
 ......................................................................
 Gain on sale of securities                                                   (580)         (3,011)           (973)
 ......................................................................
 Trading account assets, net                                                  (809)            (66)          4,052
 ......................................................................
 Originations of mortgage loans held for sale                             (490,019)       (268,855)       (167,510)
 ......................................................................
 Sale of mortgage loans held for sale                                      542,402         235,110         171,619
 ......................................................................
 Sale of consumer loans                                                         --          25,862              --
 ......................................................................
 Other assets, net                                                          (9,980)         (3,214)        (11,601)
 ......................................................................
 Other liabilities, net                                                     (1,973)            689           3,569
------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                 80,200          13,296          21,218
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Increase (decrease) in cash realized from
 Interest-bearing bank balances                                            (20,285)          7,026         (17,374)
 ......................................................................
 Federal funds sold and resale agreements                                  (25,050)             --              --
 ......................................................................
 Sale of securities available for sale                                      37,989         116,583          30,906
 ......................................................................
 Maturity of securities available for sale                                 348,528         137,447         169,938
 ......................................................................
 Maturity of securities held for investment                                  7,094           1,632           2,798
 ......................................................................
 Purchase of securities available for sale                                (480,240)       (246,927)       (268,177)
 ......................................................................
 Purchase of securities held for investment                                (11,495)         (6,022)         (5,974)
 ......................................................................
 Purchase of loans                                                              --         (25,793)        (65,924)
 ......................................................................
 Origination of loans, net                                                (156,153)       (119,115)       (163,153)
 ......................................................................
 Securitization and sale of commercial loans                                    --              --          95,182
 ......................................................................
 Sale of credit cards                                                           --              --          64,219
 ......................................................................
 Sale of premises and equipment                                              1,160             312           8,430
 ......................................................................
 Capital expenditures                                                       (5,414)         (4,649)         (3,785)
 ......................................................................
 Acquisitions accounted for under the purchase method of accounting         29,939           6,265              --
 ......................................................................
 Sale of branches                                                          (38,480)        (35,656)             --
------------------------------------------------------------------------------------------------------------------
  Net cash used for investing activities                                  (312,407)       (168,897)       (152,914)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in cash realized from
 Increase in deposits, net                                                 202,363         169,276         185,559
 ......................................................................
 Federal funds purchased and repurchase agreements, net                     41,904          10,017          (4,388)
 ......................................................................
 Short-term borrowings                                                     (32,939)        (38,491)        (37,212)
 ......................................................................
 Issuance of long-term debt                                                 25,080           2,700              --
 ......................................................................
 Payments of long-term debt                                                   (300)           (127)            (34)
 ......................................................................
 Cash dividends paid                                                        (5,860)         (2,688)         (3,130)
 ......................................................................
 Issuance of common stock                                                   38,375              --              --
 ......................................................................
 Repurchase of common stock                                                 (9,824)             --              --
 ......................................................................
 Other common and preferred stock activity                                   2,598           1,918           1,453
------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                                261,397         142,605         142,248
------------------------------------------------------------------------------------------------------------------
Net change in cash and due from banks                                       29,190         (12,996)         10,552
 ......................................................................
Cash and due from banks at beginning of year                                73,326          86,322          75,770
------------------------------------------------------------------------------------------------------------------
Cash and due from banks at end of year                                  $  102,516      $   73,326      $   86,322
------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements which are an integral part of these statements.

Consolidated Financial Statements

32  Carolina First Corporation 1998 Annual Report

Notes to Consolidated Financial Statements

 NOTE 1   SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Carolina First Corporation and its wholly-owned subsidiaries, Carolina First Bank, Blue Ridge Finance Company ("Blue Ridge"), Carolina First Mortgage Company ("CF Mortgage"), Carolina First Bank, F.S.B. and Resource Processing Group, Inc. ("RPGI"). Carolina First Corporation and its subsidiaries are collectively defined as the "Company," except where the context requires otherwise. All significant intercompany accounts and transactions have been eliminated.

      The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles and with general practices within the banking industry. Certain principles which significantly affect the determination of financial position, results of operations and cash flows are summarized below.

      Acquisitions during 1998 and 1997 that were accounted for as purchases are reflected in the financial position and results of operations of the Company since the date of their acquisition. Certain prior year amounts have been reclassified to conform with 1998 presentations.

SECURITIES
Management determines the appropriate classification of securities at the time of purchase. Securities, primarily debt securities, are classified as trading, available for sale and held for investment, defined as follows:

      Trading securities are carried at fair value. The Company's policy is to acquire trading securities only to facilitate their sale to customers. Adjustments for unrealized gains or losses are included in noninterest income.

     Securities available for sale are carried at fair value. Such securities are used to execute asset/ liability management strategy and to manage liquidity. Adjustments for unrealized gains or losses, net of the income tax effect, are made through a separate component of shareholders' equity.

      Securities held for investment are stated at cost, net of unamortized balances of premiums and discounts. The Company intends to and has the ability to hold such securities until maturity.

     The Company evaluates securities for other-than-temporary impairment periodically and, if necessary, charges the unrealized loss to operations. Gains or losses on the sale of securities are recognized on a specific identification, trade date basis.

LOANS
Loans receivable are stated at unpaid principal balances adjusted for unamortized premiums and unearned discounts. The Company recognizes interest on loans using the simple interest method. Income on certain installment loans is recognized using the "Rule of 78's" method. The results from the use of the "Rule of 78's" method are not materially different from those obtained by using the simple interest method. Loans are considered to be impaired when, in management's judgment, the collection of principal or interest is not collectible in accordance with the terms of the obligation. An impaired loan is put on nonaccrual status, and future cash receipts are applied to principal only. The accrual of interest resumes only when the loan returns to performing status.

      The premium or discount on purchased loans is amortized over the expected life of the loans and is included in interest and fees on loans.

      Gains or losses on sales of loans are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loans sold.

LOANS HELD FOR SALE
Loans held for sale include certain mortgage loans and certain credit card loans and are carried at the lower of aggregate cost or market value.

MORTGAGE SERVICING RIGHTS
The Company capitalizes the allocated cost of originated mortgage servicing rights and records a corresponding increase in mortgage banking income in accordance with Statement of Financial Accounting Standards ("SFAS") 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This statement eliminates the distinction between originated and purchased mortgage servicing rights.

      The rights to service mortgage loans for others ("mortgage servicing rights" or "MSRs") are included in other assets. Purchased mortgage servicing rights are recorded at lower of cost or market. Originated mortgage servicing rights are capitalized based on the allocated cost which is determined when the underlying loans are sold or securitized. MSRs are amortized in proportion to the servicing income over the estimated life of the related mortgage loan. The amortization method is designed to approximate a level-yield

                               Carolina First Corporation 1998 Annual Report  33

method, taking into consideration the estimated prepayment of the underlying loans. For purposes of measuring impairment, MSRs are reviewed for impairment based upon quarterly external valuations. Such valuations are based on projections using a discounted cash flow method that includes assumptions regarding prepayments, interest rates, servicing costs and other factors. Impairment is measured on a disaggregated basis for each strata of rights which are segregated by predominant risk characteristics, including interest rate and loan type.


ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb inherent losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance. Management considers the year-end allowance appropriate and adequate to cover inherent losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies periodically review the Company's allowance for loan losses as part of their examination process and could require the Company to adjust its allowance for loan losses based on information available to them at the time of their examination.


CONCENTRATIONS OF CREDIT RISK
The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily throughout South Carolina. The Company has a diversified loan portfolio, and the borrowers' ability to repay their loans is not dependent upon any specific economic segment.


LOAN SECURITIZATIONS
The Company packages and sells loan receivables as securities to investors. These transactions are recorded as sales in accordance with SFAS 125 when control over these assets has been surrendered. Excess cash flows related to the securitizations are recorded during the life of the transaction. The interest-only strip security is computed based upon the difference between interest income received from the borrower less the yield paid to investors, credit losses and normal servicing fees.

PREMISES AND EQUIPMENT
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets primarily using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the respective lease.

      Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred.

INTANGIBLE ASSETS
Intangible assets consist primarily of goodwill and core deposit premiums resulting from the Company's acquisitions. On an ongoing basis, the Company evaluates the carrying value of these intangible assets to determine that the recorded asset is recoverable from future undiscounted cash flows.

      Core deposit intangibles are amortized over 10 years using the sum-of-the-years' digits method. Goodwill is generally amortized over 25 years using the straight-line method.

OTHER REAL ESTATE OWNED
Other real estate owned, included in other assets, is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair market value at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required to the carrying value of these properties are charged to noninterest expenses. Gains and losses realized from the sale of other real estate owned are included in noninterest income.

DERIVATIVE FINANCIAL INSTRUMENTS
The Company enters into interest rate swap transactions as part of its overall interest rate risk management activities. There must be a correlation of interest rate movements between these derivative instruments and the underlying assets or liabilities to qualify for hedge accounting. The impact of a swap is accrued over the life of the agreement based on expected settlement payments and is recorded as an adjustment to interest income or expense in the period in which it accrues and in the category appropriate to the related asset or liability. Changes in the fair values of the swaps are not recorded in the consolidated statements of income because the swap is designated with

34  Carolina First Corporation 1998 Annual Report

a specific asset or liability or finite pool of assets or liabilities.

STOCK-BASED COMPENSATION
The Company reports stock-based compensation using the intrinsic valuation method presented under Accounting Principles Board ("APB") Opinion 25, which measures compensation expense as the difference between the quoted market price of the stock and the exercise price of the option on the date of grant (if any). The Company has disclosed in the footnotes pro forma net income and earnings per share information as if the fair value method had been applied in accordance with SFAS 123, "Accounting for Stock-Based Compensation."

INCOME TAXES
The Company computes its income taxes in accordance with the provisions of SFAS 109, "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized on all temporary book/tax differences, operating loss carryforwards and tax credit carryforwards. Temporary book/tax differences occur when income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable. Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax assets will not be realized. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

PER SHARE DATA
Basic earnings per share are computed by dividing net income applicable to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period, with common stock equivalents calculated based on the average market price. Common stock equivalents consist of convertible preferred stock, stock warrants and options and are computed using the treasury stock method. Share and per share data have been restated to reflect the December 1996 six-for-five stock split, which was effective January 30, 1997.

COMPREHENSIVE INCOME
As of January 1, 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." SFAS 130 requires that all items that are required to be recognized under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balances of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position.
      The following summarizes other comprehensive income (loss), net of tax for the years ended December 31:


($ in thousands)                               1998           1997         1996
---------------------------------------------------------------------------------
Unrealized gains (losses) on securities:
  Unrealized holding gains (losses)
     arising during period                   $ (5,551)    $8,997        $1,305
 ........................................
  Income Taxes                                  1,951     (3,205)        (521)
 ........................................
  Less: Reclassification adjustment
     for gains included in net income            (195)    (2,734)        (721)
 ........................................
  Income Taxes                                     72      1,012          268
---------------------------------------------------------------------------------
                                             $ (3,723)    $4,070        $ 331
---------------------------------------------------------------------------------

BUSINESS SEGMENTS
Effective January 1, 1998, the Company adopted SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. SFAS 131 requires that a public enterprise report a measure of segment profit or loss, certain specific revenue and expense items, segment assets, information about the way that the operating segments were determined and other items. The Company has two reportable operating segments, Carolina First Bank and CF Mortgage (see Note 27).

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that adoption of SFAS 133 will have a material effect on its financial statements.

RISK AND UNCERTAINTIES
In the normal course of its business the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results

                               Carolina First Corporation 1998 Annual Report  35

from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company, and the valuation of loans held for sale, mortgage-backed securities available for sale and mortgage servicing rights.

      The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examination.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the dates of the Consolidated Balance Sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ signifi cantly from those estimates and assumptions.

 NOTE 2 STATEMENTS OF CASH FLOWS

For purposes of reporting cash flows, cash includes currency and coin, cash items in process of collection and due from banks.

      The following summarizes supplemental cash flow data for the years ended December 31:

($ in thousands)                         1998         1997         1996
--------------------------------------------------------------------------
Interest paid                         $88,885      $65,154      $56,867
 .....................................
Income taxes paid                      13,943        9,701        4,504
 .....................................
Significant non-cash transactions are
  summarized as follows:
  Purchase accounting acquisitions     99,235       79,768           --
 .....................................
  Conversion of preferred stock into
     common stock                          --          943       31,966
 .....................................
  Loans transferred to other real
     estate owned                         454          554        2,800
--------------------------------------------------------------------------

NOTE 3 BUSINESS COMBINATIONS

On July 18, 1997, the Company acquired Lowcountry Savings Bank, Inc. ("Lowcountry"), a South Carolina-chartered savings bank headquartered in Mt. Pleasant, South Carolina, through the merger of Lowcountry into Carolina First Bank. The Lowcountry transaction was accounted for as a purchase and resulted in the payment of approximately $13 million for the outstanding shares of Lowcountry common stock. Of this amount, approximately $4.8 million was paid in cash, and approximately $8.2 million was paid in the form of 508,415 shares of the Company's Common Stock. In connection with the acquisition of Lowcountry, a core deposit premium of approximately $600,000 was recorded. The excess of the purchase price over the fair market value of the net identifiable assets acquired, which included the core deposit premium, of approximately $7.2 million has been recorded as goodwill. At June 30, 1997, Lowcountry operated through five locations in the Charleston area and had approximately $80 million in assets, $73 million in loans and $64 million in deposits.

      On November 21, 1997, the Company completed its acquisition of First Southeast Financial Corporation ("First Southeast"), the holding company for First Federal Savings and Loan Association of Anderson ("First Federal") based in Anderson, South Carolina, through the merger of First Federal into Carolina First Bank. The First Southeast transaction was accounted for under the purchase method of accounting. Under the terms of the agreement, the Company acquired all the outstanding common shares of First Southeast in exchange for 3,497,400 shares of the Company's Common Stock, valued at approximately $70 million. In connection with the acquisition of First Southeast, a core deposit premium of approximately $700,000 was recorded. The excess of the purchase price over the fair market value of the net identifiable assets acquired, which included the core deposit premium, of approximately $34.6 million has been recorded as goodwill. At September 30, 1997, First Southeast had total assets of approximately $350 million, loans of $275 million and deposits of $285 million with 13 branches located in Anderson, Abbeville, Greenwood and Greenville counties.

      On June 1, 1998, the Company completed the acquisition of Resource Processing Group, Inc., a credit card origination and servicing company headquartered in Columbia, South Carolina. In connection with such acquisition, RPGI became a wholly-owned subsidiary of the Company. The RPGI transaction was accounted for as a purchase and resulted in the issuance of 398,610 shares of the Company's Common Stock for the outstanding shares of RPGI common stock. Additional shares of the Company's Common Stock may become issuable in the event that certain performance related criteria are met. The excess of the purchase price over the fair market value of the net identifiable assets acquired of approximately $3.4 million has been recorded as goodwill and is being amortized on a straight-line basis over 10 years.

      On September 29, 1998, Carolina First Bank acquired First National Bank of Pickens County ("First National"), a national bank headquartered in Easley, South Carolina. The First National transaction was accounted for as a purchase and resulted in the issuance of 2,817,350 shares of the Company's Common Stock in exchange for all the outstanding common shares of First National. This transaction was valued at approximately $60 million (as of the closing date of the acquisition). The excess of the purchase price over the fair market value of the net identifiable assets

36  Carolina First Corporation 1998 Annual Report

acquired of approximately $45 million has been recorded as goodwill and core deposit premium. First National operated through four locations and had total assets, loans, deposits and shareholders' equity of approximately $121 million, $62 million, $95 million and $16 million, respectively.

      On September 30, 1998, the Company acquired Poinsett Financial Corporation ("Poinsett"), the thrift holding company for Poinsett Bank, a Federal savings bank headquartered in Travelers Rest, South Carolina. Poinsett Bank changed its name to Carolina First Bank, F.S.B. and operates as a wholly-owned subsidiary of the Company. In connection with such acquisition, 753,530 shares of the Company's Common Stock valued at approximately $16 million (as of the closing date of the acquisition) were exchanged for all outstanding shares of Poinsett common stock. This transaction was accounted for using the purchase method of accounting. The excess of the purchase price over the fair market value of the net identifiable assets acquired of approximately $12 million has been recorded as goodwill and core deposit premium. Poinsett Bank operated through three locations with total assets, loans, deposits and shareholders' equity of approximately $89 million, $67 million, $82 million and $5 million, respectively.

      On October 19, 1998, the Company acquired all the outstanding common shares of Colonial Bank of South Carolina, Inc. ("Colonial"), a state-chartered banking corporation headquartered in Camden, South Carolina, in exchange for 651,455 shares of the Company's Common Stock. This transaction was accounted for using the purchase method of accounting and was valued at approximately $14 million (as of the closing date of the acquisition). The excess of the purchase price over the fair market value of the net identifiable assets acquired of approximately $10 million has been recorded as goodwill and core deposit premium. Colonial Bank operated through three locations and had total assets, loans, deposits and shareholders' equity of approximately $61 million, $51 million, $43 million and $5 million, respectively.

      Because the 1997 and 1998 business combinations were accounted for as purchases, the consolidated financial statements include the results of operations of those companies only from their respective dates of acquisition. The following unaudited pro forma financial information presents the combined results of operations of the Company as if the 1998 mergers had occurred as of the beginning of 1997, after giving effect to certain adjustments, including amortization of intangible assets. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and the acquired companies constituted a single entity during such periods. In addition, the pro forma financial information does not reflect any potential cost savings or synergies expected to be achieved following the merger.

                                            Years ended
                                            December 31,
($ in thousands, except share data)      1998            1997
-------------------------------------------------------------------
 Total revenue                        $229,654        $195,555
 ....................................
 Net income                            16,215          11,037
 ....................................
 Earnings per share, diluted             0.70            0.66
--------------------------------------------------------------------

      On April 6, 1997, the Company completed the sale of five branches located in Barnwell, Blackville, Salley, Springfield and Williston, South Carolina to The Bank of Barnwell County, a wholly-owned subsidiary of Community Capital Corporation ("Community Capital"), headquartered in Greenwood, South Carolina. In connection with this transaction, Carolina First Bank recorded a gain of $2,250,000, sold loans of approximately $15 million and transferred deposits of approximately $55 million.

      On June 12, 1998, Carolina First Bank completed the sale of three branches located in Belton, Calhoun Falls and Honea Path, South Carolina to two bank subsidiaries of Community Capital. All three branches were former locations of First Federal, which was acquired by the Company in November 1997. The deposit premium received of approximately $2.7 million was used to reduce intangible asset balances (recorded in connection with the First Southeast acquisition), and accordingly no gain was recorded. In connection with this sale, Carolina First Bank sold loans of approximately $2 million and transferred deposits of approximately $44 million.

      In January 1999, the Company signed a definitive agreement to acquire Citizens First National Bank ("Citizens"), headquartered in Crescent City, Florida. At December 31, 1998, Citizens operated through four locations and had total assets of approximately $57 million. The purchase price is $12 million, payable in the form of the Company's Common Stock. The proposed merger is anticipated to be accounted for using the pooling-of-interests method of accounting and is expected to close in the second quarter of 1999.


NOTE 4 RESTRICTIONS ON CASH AND DUE FROM BANKS

Carolina First Bank is required to maintain average reserve balances with the Federal Reserve Bank based upon a percentage of deposits. The average amounts of these reserve balances for the years ended December 31, 1998 and 1997 were approximately $18,815,000 and $16,744,000, respectively.

                              Carolina First Corporation 1998 Annual Report   37

NOTE 5 SECURITIES

The aggregate amortized cost and fair value of securities at December 31 were as follows:


                                                  1998
                               ------------------------------------------
                                                 Gross
                                               Unrealized
                                Amortized  ------------------     Fair
($ in thousands)                   Cost      Gains    Losses     Value
------------------------------ ----------- --------- -------- -----------
SECURITIES AVAILABLE FOR SALE
U.S. treasury securities        $  8,412    $   --     $  3    $  8,409
 ..............................
Obligations of U.S. government
  agencies and corporations      342,712       710        8     343,414
 ..............................
Other securities                  42,767     1,429      879      43,317
------------------------------  --------    ------     ----    --------
                                $393,891    $2,139     $890    $395,140
                                --------    ------     ----    --------
SECURITIES HELD FOR INVESTMENT
Obligations of states and
  political subdivisions        $ 49,047    $  845     $ --    $ 49,892
-----------------------------------------------------------------------
Other securities                     300        --       --         300
------------------------------  --------    ------     ----    --------
                                $ 49,347    $  845     $ --    $ 50,192
                                --------    ------     ----    --------


                                                  1997
                               ------------------------------------------
                                                 Gross
                                               Unrealized
                                Amortized  ------------------     Fair
($ in thousands)                   Cost      Gains    Losses     Value
------------------------------ ----------- --------- -------- -----------
SECURITIES AVAILABLE FOR SALE
U.S. treasury securities        $102,033    $  228     $ --    $102,261
 ..............................
Obligations of U.S. government
  agencies and corporations      140,219        50       72     140,197
 ..............................
Other securities                  13,083     6,788       --      19,871
------------------------------  --------    ------     ----    --------
                                $255,335    $7,066     $ 72    $262,329
                                --------    ------     ----    --------
SECURITIES HELD FOR INVESTMENT
Obligations of states and
  political subdivisions        $ 33,503    $  639     $ --    $ 34,142
 ..............................
Other securities                     352        --       --         352
------------------------------  --------    ------     ----    --------
                                $ 33,855    $  639     $ --    $ 34,494
                                --------    ------     ----    --------

The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Fair value of securities was determined using quoted market prices.


                                                 1998
                                       ------------------------
                                        Amortized       Fair
($ in thousands)                           Cost         Value
-------------------------------------- -----------   ----------
SECURITIES AVAILABLE FOR SALE
Due in one year or less                $ 24,655      $ 24,657
 ......................................
Due after one year through five years    91,319        91,281
 ......................................
Due after five years through ten years  261,541       262,288
 ......................................
Due after ten years                         425           426
 ......................................
No contractual maturity                  15,951        16,488
-------------------------------------- --------      --------
                                       $393,891      $395,140
                                       --------      --------
SECURITIES HELD FOR INVESTMENT
Due in one year or less                $  6,553      $  6,569
 ......................................
Due after one year through five years    24,594        25,069
 ......................................
Due after five years through ten years   13,348        13,709
 ......................................
Due after ten years                       4,852         4,845
-------------------------------------- --------      --------
                                       $ 49,347      $ 50,192
                                       --------      --------

      Gross realized gains and losses on sales of securities for the years ended December 31 were:



($ in thousands)                  1998        1997        1996
------------------------------ --------   ---------   ---------
Gross realized gains              $654       $3,286     $1,036
 ..............................
Gross realized losses              (74)        (275)      (63)
------------------------------    ----       ------     ------
Net gain on sale of securities    $580       $3,011     $ 973
------------------------------    ----       ------     ------

      The change in the unrealized gain on securities available for sale, net of tax (as recorded in shareholders' equity) for the year ended December 31, 1998 was a decrease of $3,723,000. Securities with an approximate book value of $246 million and $139 million at December 31, 1998 and 1997, respectively, were pledged to secure public deposits and for other purposes. Estimated market values of securities pledged were $247 million and $140 million at December 31, 1998 and 1997, respectively.

      Carolina First Bank and Carolina First Bank, F.S.B., as members of the Federal Home Loan Bank ("FHLB") of Atlanta, are required to own capital stock in the FHLB of Atlanta based generally upon their balances of residential mortgage loans and FHLB advances. FHLB capital stock is pledged to secure FHLB advances. No ready market exists for this stock, and it has no quoted market value. However, redemption of this stock has historically been at par value.


NOTE 6 EQUITY INVESTMENTS

At December 31, 1998, the Company (through its subsidiary Blue Ridge) owned 2,528,366 shares of common stock of Affinity Technology Group, Inc. ("Affinity") and a warrant to purchase an additional 3,471,340 shares for approximately $0.0001 per share ("Affinity Warrant"). The investment in Affinity's common stock, which was included in securities available for sale with a basis of approximately $160,000, was recorded at its market value of approximately $1.6 million. The Company's shares in Affinity are, and the shares issuable upon the exercise of the Affinity Warrant are, "restricted" securities as that term is defined in federal

38   Carolina First Corporation 1998 Annual Report


securities laws.The Affinity Warrant was not reported on the Company's balance sheet as of December 31, 1998.

      At December 31, 1998, the Company owned 1,175,000 shares of common stock of Net.B@nk, Inc. ("Net.B@nk"). These shares were included in securities available for sale and reported at the cost of approximately $979,000, due to a restriction on the sale of the securities. Under the terms of the Office of Thrift Supervision's approval of Net.B@nk, certain affiliates of Net.B@nk, including the Company, may not sell their shares in Net.B@nk until July 31, 2000. On January 8, 1999, the Office of Thrift Supervision granted the Company permission to sell or transfer 370,000 shares in connection with Net.B@nk's secondary public offering (Note 30).

      The Company has made equity investments in seven community banks in the Southeast. In each case, the Company owns less than 5% of the community bank's outstanding common stock.

      On September 30, 1997, the Company's subsidiary, CF Investment Company, became licensed through the Small Business Administration to operate as a Small Business Investment Company. CF Investment Company is a wholly-owned subsidiary of Blue Ridge. In 1997, the Company capitalized CF Investment Company with a contribution of $3.0 million. CF Investment Company has invested approximately $2 million in companies specializing in electronic document management, Internet development and credit decision systems.


NOTE 7  LOANS AND ALLOWANCE FOR LOAN LOSSES

The following is a summary of loans outstanding by category at December 31:



($ in thousands)                          1998            1997
------------------------------------ -------------   -------------
Real estate -- mortgage              $  422,003      $  321,572
 ....................................
Real estate -- construction              52,762          42,229
 ....................................
Commercial and industrial               280,552         225,021
 ....................................
Commercial and industrial secured by
  real estate                           703,323         516,253
 ....................................
Consumer                                189,422         141,842
 ....................................
Credit cards                             65,266          52,525
 ....................................
Lease financing receivables              40,450          79,597
 ....................................
Loans held for sale                     112,918         235,151
------------------------------------ ----------      ----------
Gross loans                           1,866,696       1,614,190
 ....................................
Less unearned income                      7,558          11,775
 ....................................
Less allowance for loan losses           17,509          16,211
------------------------------------ ----------      ----------
Net loans                            $1,841,629      $1,586,204
------------------------------------ ----------      ----------

      At December 31, 1998 and 1997, nonaccrual loans were $753,000 and $1,165,000, respectively. Foregone interest income was approximately $92,000 in 1998, $77,000 in 1997 and $180,000 in 1996. Interest income recognized on these loans during 1998, 1997 and 1996 was approximately $170,000, $111,000 and $317,000, respectively. The nonaccrual loans were considered to be impaired loans. The average recorded investment in impaired loans in 1998 and 1997 was $725,000 and $1,000,000, respectively. The related allowances for these impaired loans were $646,000 and $812,000, respectively.

      Foreclosed loans included in other real estate owned amounted to $1,809,000 and $867,000 at December 31, 1998 and 1997, respectively. At both December 31, 1998 and 1997, loans included $1,283,000 in restructured loans.

      Changes in the allowance for loan losses were:



($ in thousands)                    1998         1997          1996
-------------------------------- ----------   ----------   -----------
Balance at beginning of year     $16,211      $11,290      $ 8,661
 ................................
Purchase accounting acquisitions   1,822        3,550           --
 ................................
Valuation allowance for loans
  purchased                           --          658        1,261
 ................................
Provision for loan losses         11,129       11,646       10,263
 ................................
Recoveries on loans previously
  charged off                      1,122        1,186          565
 ................................
Charge-offs:
  Credit cards                    (4,309)      (5,325)      (4,072)
 ................................
  Acquired fraudulent loans           --           --       (1,303)
 ................................
  Other                           (8,466)      (6,794)      (4,085)
-------------------------------- -------      -------      -------
Balance at end of year           $17,509      $16,211      $11,290
-------------------------------- -------      -------      -------

      Directors, executive officers and associates of such persons were customers of and had transactions with the Company in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made under normal credit terms and did not involve more than normal risk of collection. The aggregate dollar amount of these loans was approximately $6,040,000 and $17,387,000 at December 31, 1998 and 1997,
respectively. During 1998, new loans of approximately $2,371,000 were made, and payments totaled approximately $13,718,000.


NOTE 8 PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows:



($ in thousands)                     1998        1997
--------------------------------- ---------   ---------
Land                              $ 9,093     $ 6,243
 .................................
Buildings                          22,120      17,977
 .................................
Furniture, fixtures and equipment  29,215      22,188
 .................................
Leasehold improvements              7,800       8,203
 .................................
Construction in progress              230       1,377
--------------------------------- -------     -------
                                   68,458      55,988
Less accumulated depreciation and
   amortization                    21,505      16,306
--------------------------------- -------     -------
                                  $46,953     $39,682
                                  -------     -------

Depreciation and amortization charged to operations totaled $4,071,000, $3,181,000 and $3,257,000 in 1998, 1997 and 1996, respectively.

                             Carolina First Corporation  1998 Annual Report   39


      At December 31, 1998, the net book value of land and buildings pledged as collateral for long-term debt obligations totaled approximately $1,875,000 (Note
15).


NOTE 9 INTANGIBLE ASSETS

Intangible assets, net of accumulated amortization, at December 31 are summarized as follows:



($ in thousands)         1998         1997
-------------------- -----------   ----------
Goodwill             $116,336      $49,026
 ....................
Core deposit premium   10,557        9,064
 ....................
Credit card premium     3,509          138
-------------------- --------      -------
                     $130,402      $58,228
                     --------      -------

NOTE 10 MORTGAGE OPERATIONS


Mortgage servicing rights totaled $25,151,000 and $19,831,000 at December 31, 1998 and 1997, respectively, and are included in other assets.

      The Company paid $9,248,000 for mortgage servicing rights to approximately $594 million of loans in 1998. The amortization of servicing rights included in loan servicing fees amounted to $5,791,000, $4,115,000 and $2,574,000 in 1998, 1997 and 1996, respectively. There were no sales of mortgage servicing rights during 1998.

      The fair value of mortgage servicing rights at December 31, 1998 was approximately $25,617,000. No valuation allowance for capitalized servicing rights was required during the year ended December 31, 1998.

      Mortgage banking income includes income from originations and sales of mortgage loans of $3,662,000, $2,360,000 and $1,392,000 in 1998, 1997 and 1996,
respectively.

      In accordance with SFAS 125, the Company capitalized $1,863,000 and $734,000 in 1998 and 1997, respectively, representing the allocated cost of originated mortgage servicing rights, and recorded a corresponding increase in mortgage banking income.


NOTE 11 DEPOSITS

Deposits at December 31 are summarized as follows:



($ in thousands)                         1998            1997
----------------------------------- -------------   -------------
Noninterest-bearing demand deposits $  286,831      $  206,938
 ...................................
Interest-bearing demand deposits       485,382         314,994
 ...................................
Money market accounts                  177,350         183,032
 ...................................
Savings accounts                        90,400          74,248
 ...................................
Time deposits                        1,085,273         967,330
----------------------------------- ----------      ----------
                                    $2,125,236      $1,746,542
                                    ----------      ----------

Time deposits in excess of $100,000 totaled $295 million and $231 million at December 31, 1998 and 1997, respectively.


NOTE 12 INCOME TAXES

Income tax expense for the years ended December 31 consisted of the following:



($ in thousands)         1998           1997          1996
--------------------- ----------   -------------   ---------
CURRENTLY PAYABLE
Federal                $13,333       $ 9,131       $5,009
 .....................
State                      870           638          518
---------------------  -------       --------      ------
                        14,203         9,769        5,527
                       -------       --------      ------
DEFERRED
Federal                   (907)       (1,673)         432
 .....................
State                      (45)           (4)          40
---------------------  -------       ----------    ------
                          (952)       (1,677)         472
                       -------       ---------     ------
   Total income taxes  $13,251       $ 8,092       $5,999
---------------------  -------       ---------     ------

Income taxes are different than tax expense computed by applying the statutory federal income tax rate of 35% for 1998, 1997 and 1996 to income before income taxes. The reasons for these differences are as follows:



($ in thousands)                         1998         1997        1996
------------------------------------- ----------   ---------   ---------
Tax expense at statutory rate          $12,493      $7,851      $5,766
 .....................................
Differences resulting from:
  Nondeductible goodwill amortization      889          41          97
 .....................................
  Low-income housing tax credit            (97)        (97)       (100)
 .....................................
  Change in valuation allowance for
     deferred tax assets                   (99)         56          23
 .....................................
  State tax, net of federal benefit        536         412         363
 .....................................
  Nontaxable interest                     (503)       (445)       (402)
 .....................................
  Other, net                                32         274         252
-------------------------------------  -------      ------      ------
                                       $13,251      $8,092      $5,999
-------------------------------------  -------      ------      ------

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31 are presented below:



($ in thousands)                                     1998        1997
------------------------------------------------- ---------   ---------
 DEFERRED TAX ASSETS
 Loan loss allowance deferred for tax purposes    $6,494      $5,386
 ................................................
 Excess basis of intangible assets for financial
   reporting purposes over tax basis              2,180         689
 ................................................
 Net operating loss carryforwards                   554         607
 ................................................
 Compensation expense deferred for tax
   reporting purposes                             1,343       1,192
 ................................................
 Other                                              290         355
------------------------------------------------- ------      ------
                                                  10,861      8,229
     Less valuation allowance                       197         296
------------------------------------------------- ------      ------
                                                  10,664      7,933
------------------------------------------------- ------      ------
 DEFERRED TAX LIABILITIES
 Net loan fees/costs deferred for tax purposes    1,316       1,094
 ................................................
 Tax depreciation in excess of book depreciation  3,583       2,190
 ................................................
 Unrealized gain on securities available for sale   420       2,443
 ................................................
 Tax bad debt reserve recapture adjustment          952       1,233
 ................................................
 Excess carrying value of assets acquired for
   financial reporting purposes over tax basis    4,021       1,092
 ................................................
 Other                                              708         682
------------------------------------------------- ------      ------
                                                  11,000      8,734
------------------------------------------------- ------      ------
     Net deferred tax liabilities                 $(336)      $(801)
------------------------------------------------- ------      ------

A portion of the change in net deferred tax liabilities relates to unrealized gains on securities available for

40    Carolina First Corporation  1998 Annual Report


sale. The related current period deferred tax benefit of $2,023,000 has been recorded directly to shareholders' equity. Purchase acquisitions also increased the net deferred tax liability by $2,510,000 during 1998. The balance of the change in net deferred tax liabilities results from the current period deferred tax benefit of $952,000. The net deferred tax liability is included in other liabilities in the accompanying consolidated balance sheets.

      The valuation allowance against the potential total deferred tax assets as of December 31, 1998 and 1997 relates to deductible temporary differences for state tax purposes. It is management's conclusion that the realization of the net deferred tax asset recorded is more likely than not. This conclusion is based upon taxable income in carryback years and conservative projections of taxable income in future years.


NOTE 13 BORROWED FUNDS

Short-term borrowings and their related weighted average interest rates at December 31 were:



                                 1998                       1997
                       ------------------------   ------------------------
($ in thousands)          Amount        Rate         Amount        Rate
---------------------- -----------   ----------   -----------   ----------
 Repurchase agreements $154,065          4.22%    $112,161          5.22%
 .....................
 FHLB advances              920          5.82           --            --
 .....................
 Commercial paper            --            --       27,254          6.33
 .....................
 Other                      838          7.79          324          7.55
---------------------- --------          ----     --------          ----
                       $155,823          4.25%    $139,739          5.44%
---------------------- --------          ----     --------          ----




      Repurchase agreements represent short-term borrowings by Carolina First Bank with maturities ranging from 1 to 182 days collateralized by securities of the United States government or its agencies which are held by third-party safekeepers. FHLB advances represent borrowings from the FHLB of Atlanta by Carolina First Bank pursuant to lines of credit collateralized by a blanket lien on qualifying loans secured by first mortgages on one-to-four family residences which totaled $309 million at December 31, 1998. These advances have an initial maturity of one year or less with interest payable monthly. Commercial paper, which is no longer issued, was issued by the Company with maturities less than 270 days. Other short-term borrowings represent the current portion of long-term debt.

      The maximum short-term borrowings outstanding at any month end were:



($ in thousands)                           1998          1997
-------------------------------------- -----------   -----------
Federal funds purchased and repurchase
   agreements                          $154,065      $113,421
 ......................................
FHLB advances                               920       115,000
 ......................................
Commercial paper and other short-term
   borrowings                            21,198        27,578
 ......................................
Aggregate short-term borrowings         155,823       258,882
-------------------------------------- --------      --------

Average short-term borrowings during 1998, 1997 and 1996 were $122 million, $169 million and $158 million, respectively. The average interest rate on short-term borrowings during 1998, 1997 and 1996 were 5.32%, 5.61% and 5.47%, respectively.

      Interest expense on short-term borrowings for the years ended December 31 related to the following:



($ in thousands)                           1998        1997        1996
--------------------------------------- ---------   ---------   ---------
 Federal funds purchased and repurchase
   agreements                           $6,149      $4,859      $4,247
 ......................................
 FHLB advances                              15       3,355       3,563
 ......................................
 Other short-term borrowings               324       1,274         847
--------------------------------------- ------      ------      ------
                                        $6,488      $9,488      $8,657
--------------------------------------- ------      ------      ------


NOTE 14 UNUSED LINES OF CREDIT

At December 31, 1998, Carolina First Bank had unused short-term lines of credit to purchase federal funds from unrelated banks totaling $53 million. These lines of credit are available on a one-to-ten day basis for general corporate purposes of Carolina First Bank. All of the lenders have reserved the right to withdraw these lines at their option. At December 31, 1998, Carolina First Bank had an unused line of credit with the FHLB of Atlanta totaling $190 million.


NOTE 15 LONG-TERM DEBT

Long-term debt at December 31 consisted of the following:



($ in thousands)                                   1998         1997
----------------------------------------------- ----------   ----------
9.00% Subordinated Notes; due September 1,
   2005; interest payable quarterly             $25,618      $25,489
 ...............................................
Mortgage note payable; interest at 11.25% due
   December 31, 2012, with current annual
   payments of approximately $125,000             1,028        1,055
 ...............................................
Employee stock ownership plan note payable to
   Centura Bank; due July 23, 2002; interest at
   Centura Bank's prime rate less 1.25% with
   monthly principal payments of $25,000          2,275        2,575
 ...............................................
FHLB advances; fixed interest rates ranging
   from 5.41% to 5.87% due from June 24, 2002
   to August 14, 2008; interest payable
   quarterly                                     34,160       10,000
----------------------------------------------- -------      -------
                                                $63,081      $39,119
                                                -------      -------

The principal maturities of long-term debt for the next five years subsequent to December 31, 1999 are $1,307,000 in 2000, $1,399,000 in 2001, $12,867,000 in
2002, $945,000 in 2003 and $28,000 in 2004.

NOTE 16 COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. Any litigation is vigorously defended by the Company and, in the opinion of management based on consultation with external legal counsel, any outcome of such litigation would not materially affect the Company's consolidated financial position or results of operations.

                             Carolina First Corporation  1998 Annual Report   41


     On November 4, 1996, a derivative shareholder action was filed in Greenville County Court of Common Pleas against the Company, a majority of the Company's and Carolina First Bank's directors and certain executive and other officers. The named plaintiffs are the Company by and through certain minority shareholders. The Company filed a motion to dismiss with respect to all claims in this complaint, which was granted in December 1997. Plaintiffs have appealed the dismissal. Plaintiffs allege as causes of action the following: conversion of corporate opportunity; fraud and constructive fraud; and negligent management. The factual basis upon which these claims are made generally involves the payment to Company officers and other individuals of a bonus in stock held by the Company in Affinity (as a reward for their efforts in connec-tion with the Company's procurement of stock in Affinity), statements to former shareholders of Midlands National Bank in connection with the Company's acquisition of that bank, and alleged mismanagement by certain executive officers involving financial matters. The complaint seeks damages for the benefit of the Company aggregating $41 million and recision of the Affinity bonus.

NOTE 17 LEASE COMMITMENTS

Minimum rental payments under noncancelable operating leases at December 31, 1998 are as follows:



($ in thousands)
------------------
1999               $ 2,980
 ..................
2000                 2,796
 ..................
2001                 2,640
 ..................
2002                 2,292
 ..................
2003                 1,674
 ..................
Thereafter          13,452
----               -------
                   $25,834
                   -------

Leases on premises and equipment have options for extensions under substantially the same terms as in the original lease period with certain rate escalations. Lease payments charged to expense totaled $2,545,000, $2,284,000 and $1,830,000 in 1998, 1997 and 1996, respectively. The leases typically provide that the lessee pay property taxes, insurance and maintenance cost.


NOTE 18 CAPITAL STOCK

On January 4, 1996, the Company announced the redemption of the 7.50% Noncumulative Convertible Preferred Stock Series 1993 ("Series 1993 Preferred Stock"). The redemption date was February 5, 1996. Of the 435,121 shares of Series 1993 Preferred Stock outstanding, holders of 432,915 shares elected to convert into Common Stock. Consequently, the Company issued 871,425 shares of Common Stock.

      On January 25, 1996, the Company announced the redemption of the 7.32% Noncumulative Convertible Preferred Stock Series 1994 ("Series 1994 Preferred Stock"). The redemption date was February 29, 1996. Of the 909,750 shares of Series 1994 Preferred Stock outstanding, holders of 903,299 shares elected to convert into Common Stock. Consequently, the Company issued 1,700,670 shares of Common Stock.

      On February 1, 1997, all outstanding shares of the Series 1993B Cumulative Convertible Preferred Stock ("Series 1993B Preferred Stock") were converted into the Company's Common Stock. Consequently, the Company issued 108,341 shares of its Common Stock. Dividends declared on the Series 1993B Preferred Stock during 1996 were $63,000. No dividends were declared or paid on the Series 1993B Preferred Stock during 1997 and 1998.

      On February 13, 1998, the Company completed the sale of 2.0 million shares of its Common Stock to certain overseas investors (the "Regulation S Offering"). The shares were offered and sold only to non-U.S. persons under an exemption from registration provided by Regulation S under the Securities Act of 1933. In connection with this offering, the Company received net proceeds of approximately $39 million. Subsequent to the consummation of the Regulation S Offering, the Company filed a registration statement with the Securities and Exchange Commission registering the further sale of such shares by the institutional investors which purchased the shares in the Regulation S Offering. This registration statement became effective on March 11, 1998.

      During the fourth quarter of 1998, the Company repurchased 394,874 shares of common stock for reissue in connection with the acquisition of First National.

42    Carolina First Corporation  1998 Annual Report


NOTE 19 PER SHARE INFORMATION

The following is a summary of the earnings per share calculation for the years ended December 31:



($ in thousands, except share data)         1998              1997              1996
------------------------------------- ---------------   ---------------   ---------------
BASIC
Net income                            $   22,443        $   14,340        $   10,474
 .....................................
Less dividends on preferred
  stock                                       --                --                63
------------------------------------- ----------        ----------        ----------
Net income applicable to
  common shareholders
    (numerator)                       $   22,443        $   14,340        $   10,411
------------------------------------- ----------        ----------        ----------
Average common shares
  outstanding
  (denominator)                       18,556,727        11,989,517        10,705,107
------------------------------------- ----------        ----------        ----------
Per share amount                      $     1.21        $     1.19        $     0.97
------------------------------------- ----------        ----------        ----------
DILUTED
Net income (numerator)                $   22,443        $   14,340        $   10,474
------------------------------------- ----------        ----------        ----------
Average common shares
  outstanding                         18,556,727        11,989,517        10,705,107
 .....................................
Convertible preferred stock
  assumed converted                           --             4,174           527,745
 .....................................
Dilutive common stock
  options and warrants                   314,426           181,870           135,183
------------------------------------- ----------        ----------        ----------
Average diluted shares
  outstanding
  (denominator)                       18,871,153        12,175,561        11,368,035
------------------------------------- ----------        ----------        ----------
Per share amount                      $     1.19        $     1.18        $     0.92
------------------------------------- ----------        ----------        ----------

      The following options were outstanding for the years ended December 31 but were excluded from the calculation of diluted EPS because the exercise price was greater than the average market price of the common shares:

            1998                         1997
----------------------------- ---------------------------
    Number                         Number
   of shares    Option Price     of shares     Option Price
-------------- --------------   -----------   -------------
      49,417      $  24.79      90,667          $  21.56
      28,500         24.84      49,417             24.79
      49,417         28.03      49,417             28.03
         250         28.88      49,417             31.26
      25,466         29.06      ------           --------
      49,417         31.26
      ------      --------

There were no options outstanding with an exercise price greater than the average market price of the common shares for the year ended 1996.

      On December 18, 1996, the Company's Board of Directors declared a six-for-five stock split effected in the form of a 20% common stock dividend. This stock was issued on January 30, 1997, to common shareholders of record on January 15, 1997. A total of 1,870,130 shares of Common Stock were issued in connection with the six-for-five stock split. The stated par value of each share was not changed from $1. Share and per share data have been restated to reflect this stock split.


NOTE 20 RESTRICTION OF DIVIDENDS

The ability of the Company to pay cash dividends over the long term is dependent upon receiving cash in the form of dividends from its subsidiaries.

      South Carolina's banking regulations restrict the amount of dividends that Carolina First Bank can pay. All dividends paid from Carolina First Bank are subject to the prior approval of the Commissioner of Banking and payable only from the retained earnings of Carolina First Bank. At December 31, 1998, Carolina First Bank's retained earnings were $53,845,000.

      The Office of Thrift Supervision restricts the amount of dividends that Carolina First Bank, F.S.B. can pay to the Company. These restrictions require Carolina First Bank, F.S.B. to obtain prior approval of the Office of Thrift Supervision and not pay dividends in excess of current earnings.


NOTE 21 REGULATORY CAPITAL REQUIREMENTS

The Company, Carolina First Bank and Carolina First Bank, F.S.B. are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, Carolina First Bank and Carolina First Bank, F.S.B. must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's, Carolina First Bank's and Carolina First Bank, F.S.B.'s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Company, Carolina First Bank and Carolina First Bank, F.S.B. to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulation) to risk-weighted assets (as defined) and to average assets (as defined). Management believes, as of December 31, 1998, that the Company, Carolina First Bank and Carolina First Bank, F.S.B met all capital adequacy requirements.

      As of the most recent regulatory examination, Carolina First Bank was deemed well capitalized under the regulatory framework for prompt corrective action. Carolina First Bank, F.S.B. has not been examined by regulators since the Company acquired it in September 1998. To be categorized as well capitalized, Carolina First Bank and Carolina First Bank, F.S.B must maintain minimum total risk-based, Tier 1 based and Tier 1 leverage ratios as set forth in the table. Management is not aware of the existence of any conditions or events occuring since that examination to December 31, 1998 which would affect the well capitalized classification.

                             Carolina First Corporation  1998 Annual Report   43


      Following are the required and actual capital amounts and ratios for the Company, Carolina First Bank and Carolina First Bank, F.S.B. as of December 31, 1998, and for the Company and Carolina First Bank as of December 31, 1997:



                                                                                      To Be Well
                                                         For Capital               Capitalized Under
                                                           Adequacy                Prompt Corrective
                                Actual                    Purposes:               Action Provisions:
                       -------------------------   ------------------------   ---------------------------
($ in thousands)          Amount        Ratio         Amount        Ratio         Amount         Ratio
---------------------- -----------   -----------   -----------   ----------   -------------   -----------
AS OF DECEMBER 31, 1998
-----------------------
THE COMPANY
Total capital to risk
  weighted assets      $259,258          12.88%    $161,011          8.00%         n/a            n/a
 ......................
Tier 1 capital to risk
  weighted assets       214,557          10.66       80,505          4.00          n/a            n/a
 ......................
Tier 1 capital to
  average assets        214,557           8.26      103,962          4.00          n/a            n/a
 ......................

CAROLINA FIRST BANK
Total capital to risk
  weighted assets      $204,287          10.59%    $154,262          8.00%    $192,827            10.00%
 ......................
Tier 1 capital to risk
  weighted assets       189,688           9.84       77,131          4.00      115,696             6.00
 ......................
Tier 1 capital to
  average assets        189,688           7.64       99,357          4.00      124,197             5.00

CAROLINA FIRST BANK, F.S.B.

Total capital to risk
  weighted assets      $  7,420          13.58%    $  4,372          8.00%    $  5,465            10.00%
 ......................
Tier 1 capital to risk
  weighted assets         6,737          12.33        2,186          4.00        3,279             6.00
 ......................
Tier 1 capital to
  average assets          6,737           7.16        3,762          4.00        4,703             5.00
 ......................

AS OF DECEMBER 31, 1997
-----------------------
THE COMPANY
Total capital to risk
  weighted assets      $180,095          11.15%    $129,190          8.00%         n/a            n/a
 ......................
Tier 1 capital to risk
  weighted assets       138,405           8.57       64,595          4.00          n/a            n/a
 ......................
Tier 1 capital to
  average assets        138,405           6.60       83,930          4.00          n/a            n/a
 ......................

CAROLINA FIRST BANK
Total capital to risk
  weighted assets      $170,736          10.31%    $132,483          8.00%    $165,604            10.00%
 ......................
Tier 1 capital to risk
  weighted assets       155,673           9.40       66,241          4.00       99,362             6.00
 ......................
Tier 1 capital to
  average assets        155,673           7.51       82,878          4.00      103,597             5.00
---------------------- --------          -----     --------          ----     --------            -----


NOTE 22 FINANCIAL INSTRUMENTS WITH

OFF-BALANCE-SHEET RISK

In the normal course of business, to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, standby letters of credit, repurchase agreements and documentary letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

      The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation.

      Loan commitments and letters of credit at December 31, 1998 include the following:



($ in thousands)
-----------------------------
Unused credit card lines      $279,920
 .............................
Other loan commitments         242,986
 .............................
Standby letters of credit       21,725
 .............................
Documentary letters of credit   12,705
----------------------------- --------

      At December 31, 1998, the Company had executed simultaneous repurchase/reverse repurchase transactions with customers with total principal amounts of approximately $200 million which are not reflected in the accompanying balance sheets.

     The total portfolios of loans serviced or sub-serviced for non-affiliated parties at December 31, 1998 and 1997 were $1,688 million and $1,346 million, respectively.

      Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Entering into off-balance-sheet interest rate contracts involves not only interest rate risk but also the risk of counterparties' failure to fulfill their legal obligations. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. The notional principal amount of interest rate swaps was $22 million and none at December 31, 1998 and 1997, respectively. These interest rate contracts are being used to hedge approximately $22 million in fixed rate loans in South Carolina.


NOTE 23 RELATED PARTY TRANSACTIONS

The Company has entered into a series of transactions with entities whose Chief Executive Officer was a director of the Company until 1996. These transactions include the purchase of branches from Republic National Bank, the purchase of the credit card receivables from Republic National Bank, the purchase of mortgage servicing rights from Resource Bancshares

44 Carolina First Corporation 1998 Annual Report


Mortgage Group, Inc., the purchase of lease financing receivables from Republic Leasing Company, Inc. and the purchase of RPGI. Carolina First Bank has also entered into servicing and solicitation agreements with Republic National Bank pursuant to its credit card accounts.

      During the years ended December 31, 1998, 1997 and 1996, lease payments aggregating approximately $37,000, $27,000 and $27,000, respectively, were made to affiliates of directors or companies in which certain directors have an interest.

      These transactions, agreements and lease payments were made in the ordinary course of business and were on terms comparable to those which would have been obtained between unrelated parties.

NOTE 24 STOCK COMPENSATION PLANS

The Company has a Restricted Stock Plan for awards to certain key employees. Under the Restricted Stock Plan, the Company may grant Common Stock to its employees for up to 500,000 shares. All shares granted under the Restricted Stock Plan are subject to restrictions as to continuous employment for a specified time period following the date of grant. During this period, the holder is entitled to full voting rights and dividends. At December 31, 1998, there were 29,590 shares (adjusted for stock dividends and split) of restricted stock outstanding. Deferred compensation representing the fair market value of the stock at the date of grant is being amortized over a five-year vesting period, with $188,000 charged to expense in 1998, $426,000 in 1997 and $428,000 in 1996.

      The Company has a Stock Option Plan, a Directors' Stock Option Plan and options acquired from acquisitions (collectively referred to as stock-based option plans). Under the Stock Option Plan, the Company may grant options to its employees for up to 1,500,000 shares of Common Stock. The exercise price of each option either equals or exceeds the fair market value of the Company's Common Stock on the date of grant. During 1998, the Company amended its Director's Stock Option plan. Under the amended plan, the Company may grant options to its non-employee directors for up to 500,000 shares of Common Stock. The exercise price of each directors' option equals the fair market value of the Company's Common Stock on the date of grant.

      The Company applies APB Opinion 25 in accounting for the stock-based option plans which are described in the preceding paragraph. Accordingly, no compensation expense has been recognized for the stock-based option plans. Had compensation cost been recognized for the stock-based option plans applying the fair-value-based method as prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:


($ in thousands, except share data)       1998           1997           1996
------------------------------------- ------------   ------------   ------------
NET INCOME
As reported                           $22,443        $14,340        $10,474
 .....................................
Pro forma                              20,953         14,030         10,039
 .....................................
BASIC EARNINGS PER SHARE
As reported                              1.21           1.19           0.97
 .....................................
Pro forma                                1.13           1.17           0.93
 .....................................
DILUTED EARNINGS PER SHARE
As reported                              1.19           1.18           0.92
 .....................................
Pro forma                                1.11           1.15           0.88
------------------------------------- -------        -------        -------

The effects of applying SFAS 123 may not be representative of the effects on reported net income in future years.

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 2.50% for 1998 and 3.25% for 1997 and 1996; expected volatility of 38% for all years; risk-free interest rate of 5.11%, 6.06% and 6.59% for 1998, 1997 and 1996, respectively; and
expected lives of 7.5 years for all years.

      The following is a summary of the activity under the stock-based option plans for the years 1998, 1997 and 1996. The information has been adjusted for the six-for-five stock split.



                               1998                    1997                    1996
                      ----------------------- ----------------------- ----------------------
                                    Weighted                Weighted                Weighted
                                     Average                 Average                Average
                                    Exercise                Exercise                Exercise
                         Shares       Price      Shares       Price      Shares      Price
                      ------------ ---------- ------------ ---------- ------------ ---------
 Outstanding,
    January 1            852,176    $  15.28  384,644       $  10.95   390,376      $  7.74
 ....................
 Granted:
 ....................
   Price = Fair Value    376,286       23.76  230,157          18.06   147,950        15.35
 ....................
   Price > Fair Value         --          --  152,651          27.68        --           --
 ....................
   Price < Fair Value
  (from purchase
  acquisitions)          115,137        6.52  185,639           6.93        --           --
 ....................
 Cancelled               (25,327)      19.88  (19,493)         12.59   (36,222)       12.02
 ....................
 Exercised               (74,933)       5.42  (81,422)          7.51  (117,460)        5.27
---------------------    -------    --------  -------       --------  --------      -------
 Outstanding,
   December 31         1,243,339    $  17.55  852,176       $  15.28   384,644      $ 10.95
---------------------  ---------    --------  -------       --------  --------      -------
 Exercisable,
   December 31           638,057    $  12.75  386,528       $   9.04   234,045      $  9.05
---------------------  ---------    --------  -------       --------  --------      -------
 Weighted-average
   fair value of
   options granted
   during the year                  $  23.57                $  18.69                $ 15.35
----------------------              --------                --------                -------

                             Carolina First Corporation 1998 Annual Report    45



The following table summarizes information about stock options outstanding under the stock-based option plans at December 31, 1998:



                               Options Outstanding                  Options Exercisable
                   -------------------------------------------   --------------------------
                                     Weighted-
                       Number         Average       Weighted-        Number       Weighted-
     Range of       Outstanding      Remaining       Average      Exercisable      Average
  Exercise Prices      as of        Contractual      Exercise        as of        Exercise
     Low/High         12/31/98          Life          Price         12/31/98        Price
------------------ -------------   -------------   -----------   -------------   ----------
 $ 5.33/ $7.06       187,655        6.6 yrs.        $  6.30         187,655        $  6.30
 .................
 $ 7.46/ $12.71      191,180        6.7                9.65         170,348           9.37
 .................
 $14.58/ $15.69      208,067        8.0               15.25          96,402          14.94
 .................
 $15.73/ $21.56      246,705        8.6               20.17         154,009          20.04
 .................
 $21.75/ $24.375     207,265        9.7               24.28              --             --
 .................
$ 24.79/ $31.26      202,467        9.2               27.71          29,643          28.03
--------------       -------       ----             -------         -------        -------
 $ 5.33/ $31.26    1,243,339        8.2 yrs.        $ 17.55         638,057        $ 12.75
----------------   ---------       -----------      -------         -------        -------


NOTE 25  EMPLOYEE BENEFITS

The Company maintains the Carolina First Salary Reduction Plan and Trust for all eligible employees of the Company. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to five percent (six percent effective January 1, 1999) of compensation subject to certain adjustments and limitations. Contributions of $1,067,000, $873,000 and $777,000 were charged to operations in 1998, 1997 and 1996, respectively.

      The Company maintains the Carolina First Employee Stock Ownership Plan ("ESOP") for all eligible employees. Contributions are at the discretion of, and determined annually by the Board of Directors, and may not exceed the maximum amount deductible under the applicable section of the Internal Revenue Code. For the years ended December 31, 1998, 1997 and 1996, contributions of $667,000, $346,000 and $306,000, respectively, were charged to operations.

      The ESOP has a loan used to acquire shares of stock of the Company. Such stock is pledged as collateral for the loan. In accordance with the requirements of the American Institute of Certified Public Accountants Statements of Position 76-3 and 93-6, the Company presents the outstanding loan amount as other borrowed money and as a reduction of shareholders' equity in the accompanying consolidated balance sheets (Note 15). Company contributions to the ESOP are the primary source of funds used to service the debt.

      On January 24, 1996, the Company's Board of Directors awarded 6,289 shares (before a 106-for-1 stock split) of Affinity common stock to certain officers of the Company deemed most responsible for the Company's investment in Affinity. Fair value of the Affinity stock award as determined by an independent third party appraisal was $587,000 which was recorded as compensation expense and gain on sale of securities.


NOTE 26 NONINTEREST EXPENSES

The significant components of other noninterest expenses for the years ended December 31 are presented below:



($ in thousands)               1998        1997        1996
-------------------------   ---------   ---------   ---------
Telephone                   $ 1,696     $ 1,362     $ 1,144
 .........................
Stationery, supplies and
printing                      1,436       1,321       1,183
 .........................
Postage                       1,378       1,349       1,105
 .........................
Professional fees               918         866         917
 .........................
Advertising                     736       1,647         821
 .........................
Federal deposit insurance
  premiums                      571         494         469
 .........................
Legal fees, other than
  loan-related                  570         541       1,048
 .........................
Other real estate owned &
  other losses                  367         416       2,120
 .........................
Other                        10,717       7,413       6,616
--------------------------  -------     -------     -------
                            $18,389     $15,409     $15,423
                            -------     -------     -------

      Noninterest expenses for 1996 include a Savings Association Insurance
Fund ("SAIF") special assessment of $1,184,000 (pre-tax). This one-time assessment was required due to the merger of the Bank Insurance Fund ("BIF"), the primary deposit insurance fund for commercial banks, with the SAIF, the primary deposit insurance fund for thrifts and savings banks. All members of the SAIF, including non-thrift institutions such as Carolina First Bank which have acquired deposits from thrift institutions, were required to pay a one-time assessment of 0.657% of SAIF-insured deposit balances as of March 31, 1995. The Company paid this special assessment in the fourth quarter of 1996.


NOTE 27 BUSINESS SEGMENTS

For the year ended December 31, 1998, the Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Carolina First Corporation has five wholly-owned subsidiaries which are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Two of these subsidiaries qualify as separately reportable operating segments, Carolina First Bank and CF Mortgage. Carolina First Bank and CF Mortgage offer products and services primarily to customers in South Carolina and the surrounding areas. Carolina First Bank's revenues are derived primarily from interest and fees on loans, interest on investment securities and service charges on deposits, while CF Mortgage's revenue is from mortgage banking income.

46    Carolina First Corporation 1998 Annual Report



  The following table summarizes certain financial information concerning the Company's reportable operating segments for the years ended December 31:




                               Carolina First       CF                      Eliminating
($ in thousands)                    Bank         Mortgage       Other*        Entries        Total
----------------------------- ---------------- ------------ ------------- -------------- -------------
              1998
INCOME STATEMENT DATA
 Total revenue                   $  188,577        $8,811       $12,473       $   (6,454)   $  203,407
 .............................
 Net interest income                 86,940            --         2,196               --        89,136
 .............................
 Provision for loan losses            7,684            --         3,445               --        11,129
 .............................
 Noninterest income                  12,885         8,811         5,370           (4,535)       22,531
 .............................
 Mortgage banking income             (4,148)        8,692            (9)              --         4,535
 .............................
 Noninterest expenses                56,918         4,762         7,699           (4,535)       64,844
 .............................
 Amortization                         3,726            --           742               --         4,468
 .............................
 Net income                          21,916         2,606        (2,079)              --        22,443
-----------------------------    ----------        ------      ---------     ----------     ----------
BALANCE SHEET DATA
 Total assets                    $2,590,737        $6,867      $518,616      $ (390,286)    $2,725,934
 .............................
 Loans-net of unearned income     1,783,494            --        75,644               --     1,859,138
 .............................
 Allowance for loan losses           14,599            --         2,910               --        17,509
 .............................
 Intangibles                        106,873            --        23,529               --       130,402
 .............................
 Deposits                         2,067,990            --        77,496          (20,250)    2,125,236
------                           ----------        ------      ---------     ----------     ----------
              1997
INCOME STATEMENT DATA
 Total revenue                   $  146,248        $5,919       $ 6,787       $   (3,633)   $  155,321
 .............................
 Net interest income                 66,593           (16)          129               --        66,706
 .............................
 Provision for loan losses            9,300            --         2,346               --        11,646
 .............................
 Noninterest income                  14,171         5,919         1,752           (2,227)       19,615
 .............................
 Mortgage banking income             (2,286)        5,919            --               --         3,633
 .............................
 Noninterest expenses                47,320         3,674         3,477           (2,228)       52,243
 .............................
 Amortization                         1,753            --          (212)              --         1,541
 .............................
 Net income                          15,444         1,434        (2,538)              --        14,340
-----------------------------    ----------        ------      ---------      ----------    ----------
BALANCE SHEET DATA
 Total assets                    $2,127,797        $4,562      $283,038       $ (259,051)   $2,156,346
 .............................
 Loans-net of unearned income     1,589,510            --        12,905               --     1,602,415
 .............................
 Allowance for loan losses           15,062            --         1,149               --        16,211
 .............................
 Intangibles                         55,989            --         2,239               --        58,228
 .............................
 Deposits                         1,767,307            --            --          (20,765)    1,746,542
------                           ----------        ------      ---------      ----------    ----------
              1996
INCOME STATEMENT DATA
 Total revenue                   $  131,877        $4,093       $ 5,247       $   (3,004)   $  138,213
 .............................
 Net interest income                 57,462            (4)         (388)              --        57,070
 .............................
 Provision for loan losses            9,787            --           476               --        10,263
 .............................
 Noninterest income                  17,682         4,093         1,785           (2,219)       21,341
 .............................
 Mortgage banking income             (1,200)        4,093            --               --         2,893
 .............................
 Noninterest expenses                46,399         3,146         4,348           (2,218)       51,675
 .............................
 Amortization                         1,681            --           208               --         1,889
 .............................
 Net income                          11,943           593        (2,062)              --        10,474
-----------------------------    ----------       -------     ---------       ----------    ----------
BALANCE SHEET DATA
 Total assets                    $1,552,411        $2,866      $164,951       $ (146,024)   $1,574,204
 .............................
 Loans-net of unearned income     1,110,275            --        14,500               --     1,124,775
 .............................
 Allowance for loan losses           11,146            --           144               --        11,290
 .............................
 Intangibles                         14,175            --         2,446               --        16,621
 .............................
 Deposits                         1,287,268            --            --           (6,218)    1,281,050
------                           ----------       -------     ---------       ----------    ----------


*Other includes corporate related items and results of subsidiaries not meeting the criteria for reportable operating segments, including the Parent Company, Blue Ridge, Carolina First Bank, F.S.B. and RPGI.

                             Carolina First Corporation 1998 Annual Report    47


NOTE 28 PARENT COMPANY FINANCIAL INFORMATION

The following is condensed financial information of Carolina First Corporation (Parent Company only):



                Condensed Balance Sheets

                                             December 31,
($ in thousands)                         1998         1997
====================================== ==========   ==========
ASSETS
Cash and due from banks                 $ 11,126     $ 16,284
 ......................................
Investment in subsidiaries:
 Bank subsidiaries                       320,349      212,273
 ......................................
 Nonbank subsidiaries                     20,240       10,904
--------------------------------------  --------     --------
Total investment in subsidiaries         340,589      223,177
 ......................................
Receivable from subsidiaries              14,652       12,847
 ......................................
Premises and equipment, net                   50          203
 ......................................
Other investments                          5,106        3,716
 ......................................
Other assets                               4,514        4,307
--------------------------------------  --------     --------
                                        $376,037     $260,534
=============================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Accrued expenses and other liabilities  $  3,481     $  3,257
 ......................................
Borrowed funds                            28,193       55,618
 ......................................
Shareholders' equity                     344,363      201,659
--------------------------------------  --------     --------
                                        $376,037     $260,534
=============================================================

                         Condensed Statements of Income

                                                        Years Ended December 31,
($ in thousands)                                      1998         1997         1996
================================================== ==========   ==========   =========
INCOME
Equity in undistributed net income of subsidiaries  $15,741      $11,454      $ 6,360
 ..................................................
Interest income from subsidiaries                     1,808        1,407          787
 ..................................................
Dividend income from subsidiaries                     8,250        4,885        6,500
 ..................................................
Other                                                 1,196        1,755        1,810
--------------------------------------------------  -------      -------      -------
                                                     26,995       19,501       15,457
                                                    -------      -------      -------
EXPENSES
Interest on borrowed funds                            2,579        3,744        3,199
 ..................................................
Deferred compensation                                   188          426        1,015
 ..................................................
Shareholder communications                              443          288          276
 ..................................................
Other                                                 2,627        1,810        2,049
--------------------------------------------------  -------      -------      -------
                                                      5,837        6,268        6,539
                                                    -------      -------      -------
Income before taxes                                  21,158       13,233        8,918
 ..................................................
Income tax benefits                                   1,285        1,107        1,556
--------------------------------------------------  -------      -------      -------
Net income                                          $22,443      $14,340      $10,474
=====================================================================================

48 Carolina First Corporation 1998 Annual Report



                       Condensed Statements of Cash Flow

                                                                                Years Ended December 31,
($ in thousands)                                                           1998           1997           1996
====================================================================== ============   ============   ============
OPERATING ACTIVITIES
Net income                                                             $22,443        $14,340        $10,474
 ......................................................................
Adjustments to reconcile net income to net cash provided by operations
 Equity in undistributed net income of subsidiaries                    (15,741)       (11,454)        (6,360)
 ......................................................................
 Depreciation                                                               33             20             18
 ......................................................................
 Other liabilities, net                                                   (121)         1,007            214
 ......................................................................
 Other assets, net                                                        (150)          (283)           101
---------------------------------------------------------------------- -------        -------        -------
Net cash provided by operating activities                                6,464          3,630          4,447
---------------------------------------------------------------------- -------        -------        -------
INVESTING ACTIVITIES
Increase (decrease) in cash realized from
 Investment in bank subsidiaries                                        (5,000)            --             --
 ......................................................................
 Investment in nonbank subsidiaries                                         --         (2,820)        (1,235)
 ......................................................................
 Loans to subsidiaries, net                                             (1,805)         1,545        (14,240)
 ......................................................................
 Other investments                                                      (2,801)        (3,449)         1,324
 ......................................................................
 Fixed assets, net                                                         120            (54)           (50)
---------------------------------------------------------------------- -------        -------        -------
Net cash used for investing activities                                  (9,486)        (4,778)       (14,201)
---------------------------------------------------------------------- -------        -------        -------
FINANCING ACTIVITIES
Increase (decrease) in cash realized from
 Borrowings, net                                                       (27,425)         9,515         15,685
 ......................................................................
 Issuance of long-term debt                                                 --          2,700             --
 ......................................................................
 Cash dividends paid                                                    (5,860)        (2,688)        (3,130)
 ......................................................................
 Issuance of common stock                                               38,375             --             --
 ......................................................................
 Repurchase of common stock                                             (9,824)            --             --
 ......................................................................
 Other                                                                   2,598          1,918          1,453
---------------------------------------------------------------------- -------        -------        -------
Net cash (used for) provided by financing activities                    (2,136)        11,445         14,008
---------------------------------------------------------------------- -------        -------        -------
Net change in cash and due from banks                                   (5,158)        10,297          4,254
 ......................................................................
Cash and due from banks at beginning of year                            16,284          5,987          1,733
---------------------------------------------------------------------- -------        -------        -------
Cash and due from banks at end of year                                 $11,126        $16,284        $ 5,987
---------------------------------------------------------------------- -------        -------        -------

NOTE 29 FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information, whether or not recognized in the statement of financial position, when it is practicable to estimate the fair value. SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's Common Stock, premises and equipment, accrued interest receivable and payable and other assets and liabilities.

      Fair value approximates book value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing bank balances, federal funds sold and resale agreements, federal funds purchased and repurchase agreements and other short-term borrowings.

      Fair value for variable rate loans that reprice frequently is based on the carrying value. Fair value for mortgage loans, consumer loans and all other loans (primarily commercial and industrial loans) with fixed rates of interest is based on the discounted present value of the estimated future cash flows less the allowance for loan losses. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

      The carrying amount for loan commitments and letters of credit, which are off-balance-sheet financial instruments, approximates the fair value since the obligations are typically based on current market rates.

      Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

      Fair value for long-term debt is based on discounted cash flows using the Company's current incremental borrowing rate. Investment securities are valued using quoted market prices.

                                Carolina First Corporation 1998 Annual Report 49


      The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair values presented.

     The estimated fair values of the Company's financial instruments at December 31 were as follows:

                                                              1998                          1997
                                                  ----------------------------   ---------------------------
                                                    Carrying          Fair         Carrying         Fair
($ in thousands)                                     Amount          Value          Amount          Value
================================================= ============   =============   ============   ============
FINANCIAL ASSETS
Cash and due from banks                           $  102,516     $  102,516      $   73,326     $   73,326
 .................................................
Interest-bearing bank balances                        54,988         54,988          34,703         34,703
 .................................................
Federal funds sold and resale agreements               5,000          5,000              --             --
 .................................................
Trading securities                                     3,543          3,543           2,349          2,349
 .................................................
Securities available for sale                        395,140        395,140         262,329        262,329
 .................................................
Securities held for investment                        49,347         50,192          33,855         34,494
 .................................................
Net loans                                          1,841,629      1,879,431       1,586,204      1,663,269
 .................................................
FINANCIAL LIABILITIES
Deposits                                          $2,125,236     $2,160,529      $1,746,542     $1,785,360
 .................................................
Federal funds purchased and repurchase agreements    154,065        154,065         112,161        112,161
 .................................................
Short-term borrowings                                  1,758          1,758          27,578         27,772
 .................................................
Long-term debt                                        63,081         62,934          39,119         39,301
------------------------------------------------- ----------     ----------      ----------     ----------

     The estimated fair values for the Company's off-balance-sheet derivative financial instruments at December 31 were as follows:

                                 1998                      1997
                       -------------------------   ---------------------
                        Notional        Fair        Notional      Fair
($ in thousands)         Amount         Value        Amount       Value
====================== ==========   ============   ==========   ========

 Interest Rate Swaps   $22,249      $  (703)       $  --        $  --
---------------------- -------      ------------   -----        -----

NOTE 30 SUBSEQUENT EVENT

In January 1999, the Company contributed 290,000 shares of Net.B@nk common stock to Carolina First Foundation, a non-profit corporation organized for charitable purposes. In February 1999, the Company contributed capital in the form of 30,000 shares of Net.B@nk common stock to its wholly-owned subsidiary, Carolina First Guaranty Reinsurance, Ltd.

      On February 10, 1999, the Company and Carolina First Guaranty Reinsurance, Ltd. sold 50,000 shares and 30,000 shares, respectively, of Net.B@nk common stock at a net price of $43.47 per share in connection with Net.B@nk's secondary public offering. After this sale and the transfers described above, the Company owned 805,000 shares, or 9.9%, of Net.B@nk's outstanding common stock.

50 Carolina First Corporation 1998 Annual Report

Boards of Directors

R. Cobb Bell
Certified Public Accountant

Mary Rainey Belser
Community Volunteer

Claude M. Epps, Jr.
Shareholder
Bellamy, Rutenberg,
Copeland, Epps,
Gravely, Bowers P.A.
Attorneys at Law

Judd B. Farr+
President
Greenco Beverage Co., Inc.

Richard J. Ferdon, Jr.
Commercial Real Estate

James H. Grantham
Business Development
Carolina First Bank

C. Claymon Grimes, Jr.+
Attorney

M. Dexter Hagy+
Principal, Vaxa Capital
Management, LLC

Keith C. Hinson
President
Waccamaw Land
and Timber

Michael R. Hogan
Puckett, Scheetz & Hogan Insurance

William S. Hummers III+
Executive Vice President
Carolina First Corporation

James J. Johnson
President and Treasurer
Dargan Construction Company, Inc.

Vernon E. Merchant, Jr., M.D.+
Surgeon

David L. Morrow
Executive Vice President
Carolina First Bank

William R. Phillips+
Retired
Investment Advisor

Joseph C. Reynolds
President
Carolina First
Mortgage Company

Walter J. Roberts, Jr., M.D.
Internist
Medical Director
SCMA-PCN

H. Earle Russell, Jr., M.D.+
Surgeon
Greenville Surgical Associates

Jasper Salmond
Senior Marketing Coordinator
Wilbur Smith Associates
President, South Carolina
School Boards Association

Charles B. Schooler, O.D.+
Optometrist

Elizabeth P. Stall+
Community Volunteer

Eugene E. Stone IV+
Chief Executive Officer
Umbro International, Inc.

David H. Swinton, Ph.D.
President
Benedict College

James W. Terry, Jr.
President
Carolina First Bank

William R. Timmons, Jr.+
Chairman
Carolina First Corporation
Chairman
Canal Insurance Company

David C. Wakefield III+
Partner
Wakefield Associates

Mack I. Whittle, Jr.+
President and
Chief Executive Officer
Carolina First Corporation

Thomas C. "Nap" Vandiver
Chairman Emeritus
Carolina First Bank

Legend: +Carolina First Corporation

Executive Management

Charles D. Chamberlain
Executive Vice President

C. Daniel Dobson, Jr.
Executive Vice President

John C. DuBose+
Executive Vice President

William S. Hummers III+
Executive Vice President

William J. Moore+
Executive Vice President

David L. Morrow
Executive Vice President

Joseph C. Reynolds
President
Carolina First Mortgage Company

Merwin L. Rogers
Executive Vice President

Wade H. Shugart
Executive Vice President

H. Bryce Solomon, Jr.
President
Blue Ridge Finance Company

Michael W. Sperry+
Executive Vice President

F. Justin Strickland
Executive Vice President

James W. Terry, Jr.
President
Carolina First Bank

Alan H. Verch
Executive Vice President

Mack I. Whittle, Jr.+
President and Chief Executive Officer

Legend: +Carolina First Corporation

                                Carolina First Corporation 1998 Annual Report 51

Advisory Board Members

Anderson
James W. Braswell, Jr.
A. Reese Fant
Daniel J. Fleming, M.D.
William W. Jones
D. Gray Suggs

Charleston County
Sam Altman
Martha Ballenger
Henry Berlin
John W. Kornahrens
Gary Lamberson
Ernest Masters
Gordon McCay
John W. Molony
Dewey Nettles
Michael Robinson
Robert Webb

Columbia/Midlands
T. Moffatt Burriss
John Ducate, Jr.
D. Christian Goodall
S. Stanley Juk, Jr., M.D., FACC
Jerry Kline
Robert C. Pulliam
James T. Tharp
Grace G. Young

Georgetown County
Alan S. Altman
T.M. Andrews
James H. Call
Douglas G. Mahon III
Charles A. Moore
Robert B. Plowden, Jr.
Julian A. Reynolds, Jr.
R. Frank Swinnie, Jr.

Greenville
Alfred N. Bell, Jr.
Nesbit Q. Cline, Sr.
R. Jack Dill, Sr.
Henry W. Holseberg
R. Montague Laffitte, Jr., M.D.
A. Foster McKissick III
Mary Louise Mims
James B. Orders III
E. Hays Reynolds III
Porter B. Rose
Jimmie Tate
Morris E. Williams, M.D.

Hardeeville
Edith Brown
Richard Crosby
Ronald Harvey
J. Willock Horton
David A. Lassiter
Gertrude Harvey Leonard

Horry County
W. Scott Brandon
H. Eugene Butler III, D.M.D.
Donald M. Carriker
Edward C. Cribb, Jr.
William W. DesChamps
Roger E. Grigg
Debbie Leonard
Daniel W. R. Moore, Sr.
Edward L. Proctor, Jr., M.D.
Jonathan Smith

Lake City
Marlene T. Askins
Joe F. Boswell
Matthew C. Brown
William C. Garner, Jr.
Roger K. Kirby
James C. Lynch, Sr.
E. Leroy Nettles, Jr.
William J. Sebnick

Newberry
Dan H. Hamm, Jr.
Terry L. Koon
Heyward D. Shealy
C. Gurnie Stuck

Ridgeland
G. Dwaine Malphrus, Jr.
F.A. Nimmer
R. Bailey Preacher
H. Klugh Purdy
Harold H. Wall

Swansea
Paul E. Argoe
J.E. Hendrix
Roy Lucas
Mary Lewis Smith
Lawrence Kit Spires

52 Carolina First Corporation 1998 Annual Report

Shareholder Information

Stock Listing
The Nasdaq Stock Market
Ticker Symbol: CAFC

Market Makers
Bear Stearns & Co.
J.C. Bradford & Co.
Fox-Pitt, Kelton Inc.
Friedman, Billings, Ramsey & Co. Inc.
Interstate/Johnson Lane
Keefe, Bruyette & Woods, Inc.
Morgan Keegan & Company, Inc.
The Robinson-Humphrey Company, Inc.
Sterne, Agee & Leach
Wheat First Union

Dividend Calendar
Dividends, if approved by the Board
of Directors, are customarily paid to
shareholders of record as follows:
Record Dates: January 15, April 15,
July 15 and October 15
Payment Dates: February 1, May 1,
August 1 and November 1

Dividends Per Share

[BAR CHART APPEARS HERE WITH THE FOLLOWING INFORMATION:]

 94     95     96     97     98
----   ----   ----   ----   ----
$.17   $.21   $.25   $.29   $.33

(Adjusted for stock dividends/split)


Since the first cash dividend payment on February 1, 1994, Carolina First has increased cash dividends annually.


Stock Information

                                      Percent
                   1998        1997   Change
                   ----        ----   ------
AT YEAR END
Common stock
closing market
price (Nasdaq)   $  25.31   $  21.50   17.7%
 ..............
Shareholders
of record           4,804      3,893   23.4
 ..............
Annual shares
traded (000's)     17,201     13,053   31.8
 ..............
Shares
outstanding
(000's)            22,005     15,659   40.5
----------------------------------------------

Shareholder Services
Shareholders seeking information regarding stock transfer, lost certificates, dividends and address changes should contact the Transfer Agent by calling (800) 241-5568 or by writing: Reliance Trust Company, P.O. Box 48449, Atlanta, GA 30340-4099.

Dividend Reinvestment Plan
Carolina First Corporation has a Dividend Reinvestment Plan which allows shareholders to purchase additional shares of common stock at a 5% discount by reinvesting cash dividends. Participants in the Plan may also invest additional cash, up to a maximum of $10,000 per month, for purchase of common stock at market value. For more information, please fill out the card in the back of this report or contact Investor Relations.

Direct Deposit of Dividends
Carolina First Corporation offers shareholders the convenience of automatic deposit of dividends into personal bank accounts on the same day dividends are paid. For more information, please fill out the card in the back of this report or call the Transfer Agent at (800) 241-5568.

Investor Relations
Analysts, investors and others seeking financial information should contact:
   Mary M. Gentry, Treasurer
   Carolina First Corporation
   P.O. Box 1029
   Greenville, SC 29602
   (800) 951-2699 ext.54919
   E-mail: mgentry@carolinafirst.com
Carolina First Corporation's Internet address is: http://www.carolinafirst.com

Form 10-K
A copy of the Carolina First Corporation Annual Report to the Securities and Exchange Commission on Form 10-K is available at no charge to shareholders by contacting Investor Relations.

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:30 a.m., April 21, 1999 at the Gunter Theatre, Peace Center for the Performing Arts, Greenville,
South Carolina.

JOIN OUR DIVIDEND PLANS.

SHAREHOLDER SERVICES - DIVIDEND PLANS

Carolina First Corporation offers shareholders convenient plans to automatically reinvest divident payments or to automatically deposit dividend payments into personal bank accounts. For more information on these plans, please check the appropriate item below and complete the following information.

[ ] Dividend Reinvestment Plan (This information is not an offer to sell or the solicitation of an offer to buy. The offering is made only by means of the Prospectus, which will be mailed upon receipt of this card.)

[ ] Direct Deposit of Dividends

Name
--------------------------------------------------

Company Name
--------------------------------------------------

Address
--------------------------------------------------

City                         State       Zip
--------------------------------------------------

================================================================================

CHANGE YOUR ADDRESS.

REDUCE YOUR MAIL.

CHANGE OF ADDRESS/DUPLICATE MAILING NOTIFICATION
If you are a registered shareholder and would like to change your address or eliminate duplicate mailings, please check the appropriate item below and complete the following information. Carolina First is unable to change the mailing status of any account held through a bank brokerage firm or other nominee.

[ ] Address change       [ ] Eliminate duplicate mailing. Please consolidate
                             my/our accounts with identical registrations.

Name
---------------------------------------------------------

Company Name
---------------------------------------------------------

Address
---------------------------------------------------------

City                         State       Zip
---------------------------------------------------------

Signature
---------------------------------------------------------
(Please sign this card if you are changing your address.)

================================================================================

SHARE OUR SUCCESS.

CAROLINA FIRST PRODUCTS AND SERVICES
We invite you to become a Carolina First customer and share in our success. Please check the appropriate item(s) for more information about these services.

[ ] Business accounts              [ ] Consumer loans           [ ] Investment services
[ ] Certificates of deposit        [ ] Credit cards             [ ] Mortgages
[ ] Checking and savings accounts  [ ] Home equity loans        [ ] PC banking
[ ] Commercial loans               [ ] International services   [ ] Trust services

Name
---------------------------------------------------------

Address
---------------------------------------------------------

City                         State       Zip
---------------------------------------------------------

Phone
---------------------------------------------------------

E-mail
---------------------------------------------------------

                                                                   NO POSTAGE
                                                                  NECESSARY IF
                                                                  MAILED IN THE
                                                                  UNITED STATES

BUSINESS REPLY MAIL
FIRST CLASS MAIL   PERMIT NO. 57   GREENVILLE, SC

Postage to be paid by addressee

Carolina First Corporation
Investor Relations Department
Post Office Box 1029
Greenville, SC 29602-97777

--------------------------------------------------------------------------------


                                                                   NO POSTAGE
                                                                  NECESSARY IF
                                                                  MAILED IN THE
                                                                  UNITED STATES

BUSINESS REPLY MAIL
FIRST CLASS MAIL   PERMIT NO. 57   GREENVILLE, SC

Postage to be paid by addressee

Reliance Trust Company
Post Office Box 47770
Atlanta, Georgia 30362-1770


--------------------------------------------------------------------------------


                                                                   NO POSTAGE
                                                                  NECESSARY IF
                                                                  MAILED IN THE
                                                                  UNITED STATES

BUSINESS REPLY MAIL
FIRST CLASS MAIL   PERMIT NO. 57   GREENVILLE, SC

Postage to be paid by addressee

Carolina First Corporation
Investor Relations Department
Post Office Box 1029
Greenville, SC 29602-97777

Banking Offices

Abbeville                        380 St. Andrews Road               Greer                          Newberry
100 West Greenwood Street        803-929-5376                       Thornblade                     2633 Winnsboro Road
864-459-5472                                                        6 Elmshorn Drive               803-321-0433
                                 7389 Sumter Highway                864-989-1441
Aiken                            803-253-8893                                                      North Myrtle Beach
Main Office                                                         Hardeeville                    Kroger at North
142 Chesterfield Street, S.E.    Trenholm Plaza                     114 North Coastal Highway      Myrtle Beach
803-649-9991                     4840 Forest Drive                  843-784-2216                   781 Main Street
                                 803-253-8890                                                      843-249-3781
2286 Whiskey Road                                                   Hilton Head
803-642-0300                     10000 Two Notch Road               401 William Hilton Parkway     Pendleton
                                 803-253-8888                       843-689-2707                   1001 South Mechanic Street
Anderson                                                                                           864-646-8308
Main Office                      Resource Processing Group, Inc.    Irmo
201 North Main Street            101 Executive Center Drive         1265 Lake Murray Boulevard     Pickens
864-224-3401                     803-798-0143                       803-748-7008                   333 East Main Street
                                                                                                   864-878-3525
2918 North Main Street           Easley                             Isle of Palms
864-260-6258                     5041 Calhoun Memorial Hwy          1202-A Palm Boulevard          Piedmont
                                 864-855-1409                       843-886-9515                   15 Main Street
2808 South Main Street                                                                             864-845-7563
864-260-6261                     200 South Pendleton Street         Johnston
                                 864-859-6301                       406 Lee Street                 Highway 153
306 Highway 28 By-pass                                              803-275-4467                   864-295-3777
864-260-6266                     Edgefield
                                 309 Main Street                    Lake City                      Prosperity
Wal-Mart                         803-637-3147                       133 West Main Street           305 Main Street
3812 Liberty Highway                                                843-394-8563                   803-364-7300
864-231-5950                     Garden City
                                 Kroger at Garden City              Lexington                      Ridgeland
Andrews                          2939 Highway 17                    575 Columbia Avenue            114 North Green Street
201 South Morgan Avenue          843-357-4800                       803-356-8500                   843-726-5518
843-264-3571
                                 Georgetown                         Liberty                        Rock Hill
Bennettsville                    Main Office                        38 North Commerce Street       201 Oakland Avenue
405 East Main Street             1031 Front Street                  864-843-9205                   803-981-9200
843-479-1121                     843-546-4163
                                                                    Litchfield                     Simpsonville
Camden                           706 N. Fraser St. (Drive-up)       1 WallStreet                   Wal-Mart
1111 Broad Street                843-546-6100                       843-237-9111                   3950 Grandview Drive
803-432-3500                                                                                       864-963-1191
                                 Greenville                         Lugoff
2534 N. Broad Street             Main Office                        844 Hwy 1 South                Summerville
803-425-6700                     102 South Main Street              803-438-7002                   1900 Old Trolley Road
                                 864-255-7900                                                      843-871-1676
Chapin                                                              Mauldin
260 Columbia Avenue              101 Cleveland Street               305 Neely Ferry Road           Surfside
803-345-1066                     864-255-7904                       864-234-3180                   Kroger at Surfside
                                                                                                   5900 Highway 17 South
Charleston                       200 East Camperdown Way            McColl                         843-238-0301
Main Office                      864-255-4763                       114 Main Street
1 Broad Street                                                      843-523-5381                   Swansea
843-769-2929                     917 Haywood Road                                                  200 South Brecon Avenue
                                 864-255-7917                       Moncks Corner                  803-568-2133
586 E. Bay Street (Drive-up)                                        601 East Main Street
843-769-2926                     1295 South Pleasantburg Drive      843-761-1101                   Taylors
                                 864-239-6432                                                      3406 Wade Hampton Boulevard
852 Orleans Road                                                    Mt. Pleasant                   864-239-4680
843-763-0072                     1450 Wade Hampton Boulevard        875 Lowcountry Boulevard
                                 864-255-4900                       843-881-0715                   Travelers Rest
Columbia                                                                                           6514-B State Park Road
Main Office                      1216 Woodruff Road                 Myrtle Beach                   864-834-4135
1225 Lady Street                 864-239-4650                       Main Office
803-540-2700                                                        2003 Oak Street                West Columbia
                                 Blue Ridge Finance Company         843-448-9458                   1926 Augusta Road
1940 Blossom Street              210 Brendan Way                                                   803-936-2100
803-771-8919                     864-239-4611                       Kroger at Galleria
                                                                    9608 Highway 17 North
Columbia Mall                    Greenwood                          843-497-2567
7171 Two Notch Road              302 Hampton Avenue
803-253-7873                     864-229-4955

1420 Lady Street
803-929-5372

                                     (logo)
                                 CAROLINA FIRST


                              102 South Main Street
                        Greenville, South Carolina 29601
                                 1-800-951-2699
                          http://www.carolinafirst.com